UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

For the transition period from ____________________ to _______________________

Commission file number

KODIAK OIL & GAS CORP.
 (Exact name of Registrant as specified in its charter)

Yukon Territory
(Jurisdiction of incorporation or organization)

1625 Broadway, Suite 330, Denver, Colorado 80202
 (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, no par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: Not applicable.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

 Yes  No

Indicate by check mark which financial statement item the registrant has elected to follow.

 Item 17  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

 Yes  No

(APPLICABLE ONLY TO ISSUERS INVCOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

 Yes  No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F Registration Statement is being filed to include (1) the auditors’ letterhead on the Report of Independent Registered Public Accounting Firm and (2) to include Exhibit 23.1, the Consent of Amisano Hanson, Chartered Accountants.

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GLOSSARY OF TERMS

In this Registration Statement, the following technical terms have the following meanings:

(a)	“Adsorption” means the action of a body, as charcoal, in condensing and holding a gas or soluble substance upon its surface.

(b)	“Coalbed methane” means the coalification process, whereby plant material is progressively converted to coal, generates large quantities of methane-rich gas which are stored within the coal.

(c)	“Delay rental” means a payment made to the lessor under a non-producing oil and gas lease at the end of each year to continue the lease in force for another year during its primary term.

(d)	“Development well” means a well drilled to a known producing formation in a previously discovered field, usually offsetting a producing well on the same or an adjacent oil and gas lease.

(e)	“Desorption” means the liberation or removal of gas from the surface of adsorbing material.

(f)	“Exploratory well” means a well drilled either (a) in search of a new and as yet undiscovered pool of oil or gas or (b) with the hope of significantly extending the limits of a pool already developed (also known as a “wildcat well”).

(g)	“Farmin” means an agreement which allows a party to earn a full or partial working interest (also knows as an “earned working interest”) in an oil and gas lease in return for providing exploration funds.

(h)	“Farmout” means an agreement whereby the owner of the leasehold or working interest agrees to assign a portion of his interest in certain acreage subject to the drilling of one or more specific wells or other performance by the assignee as a condition of the assignment. Under a farmout the owner of the leasehold or working interest may retain some interest such as an overriding royalty interest, an oil and gas payment, offset acreage or other type of interest.

(i)	“Federal Unit” means acreage under Federal oil and gas leases subject to an agreement or plan among owners of leasehold interests, which satisfies certain minimum arrangements and has been approved by an authorized representative of the United States Secretary of the Interior, to consolidate under a cooperative unit plan or agreement for the development of such acreage comprising a common oil and gas pool, field or like area, without regard to separate leasehold ownership of each participant and providing for the sharing of costs and benefits on a basis as defined in such agreement or plan under the supervision of a designated operator.

(j)	“Gas” (or “Natural gas”) means the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions are essentially gases but which may contain liquids;

(k)	“Gross acre” means an acre in which an interest is owned. The number of gross acres is the total number of acres in which an interest is owned (see “Net Acre” below).

(l)	“Landowner royalty” means that interest retained by the holder of a mineral interest upon the execution of an oil and gas lease which usually amounts to 1/8 of all gross revenues from oil and gas production unencumbered with any expenses of operation, development, or maintenance.

(m)	“Leases” mean full or partial interests in oil or gas properties authorizing the owner of the lease to drill for, produce and sell oil and gas upon payment of rental, bonus, royalty or any of them. Leases are generally acquired from private landowners (fee leases) and from Federal and State governments on acreage held by them.

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(n)	“Mcf” is an abbreviation for “1,000 cubic feet”, which is a unit of measurement of volume for natural gas.

(o)	“Methane” means a colorless, odorless, flammable gas, CH4, the first member of the methane series.

(p)	“Net acre” exists when the sum of the fractional ownership interests in gross acres equals one. The number of net acres is the sum of the fractional interests owned in gross acres.

(q)	“Net-revenue interest” means all of the working interests less all royalties, overriding royalties, non-participating royalties, net profits interest or similar burdens on or measured by production from oil and gas.

(r)	“Overriding royalty” means an interest in the gross revenues or production over and above the landowner’s royalty carved out of the working interest and also unencumbered with any expenses of operation, development or maintenance.

(s)	“Payout” means the point in time when the cumulative total of gross income from the production of oil and gas from a given well (and any proceeds from the sale of such well) equals the cumulative total cost and expenses of acquiring, drilling, completing, and operating such well, including tangible and intangible drilling and completion costs.

(t)	“Prospect” means a geological area which is believed to have the potential for oil and gas production.

(u)	“Scf” means standard cubic feet.

(v)	“Undeveloped leasehold acreage” means the leased acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and gas.

(w)	“Working interest” means an interest in an oil and gas lease entitling the holder at its expense to conduct drilling and production operations on the leased property and to receive the net revenues attributable to such interest, after deducting the landowner’s royalty, any overriding royalties, production costs, taxes and other costs.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Registration Statement contains “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), which represent our expectations or beliefs about future events. These statements can be identified generally by forward-looking words such as “expect”, “believe”, “anticipate”, “plan”, “intend”, “estimate”, “may”, “will” or similar words. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in Item 3. of this Registration Statement under the heading, “Risk Factors”, and elsewhere in this Registration Statement. These risks and uncertainties include:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas;

•	market demand;

•	risks and uncertainties involving geology of oil and gas deposits;

•	the uncertainty of reserves estimates and reserves life;

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•	the uncertainty of estimates and projections relating to production, costs and expenses;

•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•	health, safety and environmental risks;

•	uncertainties as to the availability and cost of financing; and

•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

Other sections of this Registration Statement may include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Our forward-looking statements contained in this Registration Statement are made as of the respective dates set forth in this Registration Statement. Such forward-looking statements are based on the beliefs, expectations and opinions of management as of the date the statements are made. We do not intend to update these forward-looking statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Directors and Senior Management.

Lynn A. Peterson 1625 Broadway, Suite 330 Denver, CO 80202	President, Chief Executive Officer, Director

James E. Catlin 1625 Broadway, Suite 330 Denver, CO 80202	Vice President, Chief Operating Officer, Director

Rodney D. Knutson PO Box YY Aspen, CO 81612	Director

Hugh (Jim) Graham 4740 Rutland Rd West Vancouver, BC V7W 1G7	Director

Advisers.

Miller Thomson LLP Robson Court, 1000 - 840 Howe Street Vancouver, BC V6Z 2M1

Dorsey & Whitney LLP 140 Fifth Ave, Suite 3400 Seattle, WA 98101

Auditors.

Amisano Hanson, Chartered Accountants Suite 604, 750 West Pender Street Vancouver, Canada V6C 2T7

Item 2.	Offer Statistics and Expected Timetable.

Not applicable.

Item 3.	Key Information.

Selected Financial Data.

The following is a summary of certain selected financial information for the five most recently completed fiscal years and for certain interim periods as described below. This information has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). Canadian GAAP, as applied to us, does not materially differ from U.S. GAAP.

The selected financial data for the fiscal years ended December 31, 2004, 2003 and 2002 was extracted from our financial statements which are contained elsewhere in this Registration Statement. The selected financial data for the seven month period ended December 31, 2001, and the fiscal year ended May 31, 2001 was extracted from our audited financial statements which are not included in this Registration Statement. The selected financial data for interim periods was extracted from the unaudited interim financial statements contained elsewhere in this Registration Statement. The following tables should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and in conjunction with our Consolidated Financial Statements and the Notes thereto contained elsewhere in this Registration Statement.

						Seven Months Ended	Year Ended
	Six Months Ended June 30,		Year Ended December 31,			December 31,	May 31,

	2005	2004	2004	2003	2002	2001	2000

	(unaudited)	(unaudited)
Income Statement Data:
Revenues	$ 13,545	-0-	-0-	-0-	-0-	-0-	-0-
Costs and Expenses	689,551	235,799	1,137,452	273,185	84,419	120,714	79,096
Net (Gain) Loss	815,959	549,339	1,062,100	275,683	87,670	(334,215)	76,096
Net (Gain) Loss per Share	$ 0.02	$ 0.01	$ 0.04	$ 0.02	$ 0.01	($ 0.05)	$ 0.02

	As at June 30,		As at December 31,				As at May 31,

	2005	2004	2004	2003	2002	2001	2001

	(unaudited)
Balance Sheet Data:
Current Assets	$ 5,815,135	$ 1,929,237	$ 2,756,745	$ 20,384	$ 301	$ 18,668	$ 19,386
Property and Equipment	6,324,135	1,265,646	2,450,741	685,301	99,480	151,733	5,207
Total Assets	12,139,268	3,196,618	5,207,486	705,685	99,781	170,401	24,593
Current Liabilities	866,775	190,056	369,008	393,825	88,951	71,745	416,827
Long-term Debt	-0-	-0-	-0-	-0-	-0-	-0-	302,825
Shareholder's Equity	11,272,493	3,006,562	4,838,478	311,860	10,830	98,656	(695,059)
Weighted Average Number
of Shares Outstanding	44,910,540	27,922,347	27,696,443	14,373,675	8,076,175	7,886,175	4,923,679

Except where otherwise indicated, all information extracted from or based on the consolidated financial statements of the Company are presented in accordance with Canadian GAAP.

No dividends have been declared in any of the periods presented above.

Exchange Rate Information

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in United States dollars. References in this document to “$” refer to US dollars, unless otherwise specified; and references to “Cdn$” refer to Canadian dollars.

The following tables set forth the high and low rates of exchange for the Canadian dollar, expressed as U.S. dollars per Canadian dollar, for each month during the previous six months and the average of such exchange rates during each of the five most recent years ended December 31 and the six month periods ended June 30, 2005 and 2004. The average rates presented in the table below represent the average of the exchange rates on the last day of each month during the period. Exchange rates represent the noon buying rate in New York City for cable transfers payable in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The noon rate of exchange on June 30, 2005 as reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was US$1.00 = Cdn$1.2256.

U.S. Dollar/Canadian Dollar Exchange Rates for Five Most Recent Financial Years

	Six Months Ended June 30,		Year Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

End of period	0.8161	0.7497	0.8300	0.7738	0.6344	0.6285	0.6669
Average for the period	0.8098	0.7472	0.7683	0.7139	0.6372	0.6456	0.6732
High during the period	0.8331	0.7867	0.8502	0.7738	0.6656	0.6714	0.6969
Low during the period	0.7876	0.7165	0.7164	0.6349	0.6175	0.6227	0.6410

U.S. Dollar/Canadian Dollar Exchange Rates for Previous Six Months

	April 2005	May 2005	June 2005	July 2005	August 2005	September 2005
High	0.8265	0.8081	0.8173	0.8316	0.8430	0.8601
Low	0.7945	0.7874	0.7915	0.8008	0.8126	0.8368

Capitalization and Indebtedness.

Not applicable.

Reasons for the Offerand Use of Proceeds.

Not applicable.

Risk Factors

We are subject to a number of risks due to the nature of our business and the present state of development of our business. The following factors should be considered:

Our operations require significant additional capital, which may not be available to us on acceptable terms, or at all.

The exploration and development of our properties depends on our ability to obtain financing through joint ventures, debt financing, equity financing, production sharing arrangements or other means.

There can be no assurance that we will obtain necessary financing or that any joint venture partner will obtain financing required under the terms of any joint venture agreement into which it enters with us. Our failure to obtain financing on a timely basis or on favorable terms could result in the loss or substantial dilution of our interests (as existing or as proposed to be acquired) in our properties as disclosed in this Registration Statement. In addition, the failure of any joint venture partner to obtain any required financing could adversely affect our ability to complete the exploration or development of any such joint venture project on a timely basis. See “Special Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Should we elect to satisfy our cash commitments through the issuance of securities, by way of either private placement or public offering, there can be no assurance that our efforts to raise such funding will be successful, or achieved on terms favorable to us or our shareholders.

Our future performance is difficult to evaluate because we have a limited operating history. Because of our historical losses and expected losses in the future, it will be difficult to forecast when we will achieve profitability, if ever.

We have historically incurred losses from operations and have a limited history in the oil and gas business. As at June 30, 2005, we had a cumulative deficit of $4,640,495. We are in the process of developing some of our properties, but most of our properties are in the exploration stage, which means that we are still in the process of determining if the property is economically feasible and that the property is not in the production stage. There can be no assurance that we will successfully implement our business plan or that we will achieve commercial profitability in the future. In addition, should we be unable to continue as a going concern, realization of assets and settlement of liabilities in other than the normal course of business may be at amounts significantly different from those in the financial statements included in this Registration Statement. As a result, we have little historical financial and operating information available to help you evaluate our performance or an investment in our common stock

We do not have proven or probable reserves.

Our oil and gas properties do not contain proven or probable reserves. Few wells that are drilled are ultimately developed into commercially producing fields. Substantial expenditures may be required to establish the existence of proven or probable reserves, and there can be no assurance that commercial quantities of oil and gas deposits will be discovered or, if found, will be present in sufficient quantities to enable us to recover the costs incurred in exploration and/or development costs. Our estimates of exploration and production costs can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, and unusual or unexpected formations, pressures and work interruptions. There can be no assurance that actual exploration costs will not exceed projected costs. See “Special Note Regarding Forward Looking Statements.”

The oil and gas industry is subject to significant competition, which may increase costs or otherwise adversely affect our ability to compete.

Oil and gas exploration is intensely competitive and involves a high degree of risk. There can be no assurance that commercial production of hydrocarbons can be obtained from any of our properties, nor are there any assurances that production, if obtained, will be in sufficient quantities to be profitable. In our efforts to acquire properties, we compete with other companies that have greater resources. Many of these companies not only explore for and produce oil and gas, but also conduct refining and petroleum marketing operations on a worldwide basis.

Competition for producing properties will be affected by the amount of funds available to us, information available to us and any standards established by us for the minimum projected return on investment. Competition may also be presented by alternative fuel sources and technologies.

Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could substantially increase our costs and reduce our profitability.

There can be no assurance that we will recover commercial quantities of hydrocarbons in the future. The total cost of drilling, completing and operating wells is uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, many factors may curtail, delay or cancel drilling, including the following:

•	delays imposed by or resulting from compliance with regulatory requirements;

•	pressure or irregularities in geological formations;

•	shortages of or delays in obtaining equipment and qualified personnel;

•	equipment failures or accidents;

•	adverse weather conditions;

•	reductions in oil and natural gas prices;

•	land title problems; and

•	limitations in the market for oil and natural gas.

In addition, hazards such as unusual or unexpected formations, pressures or other conditions are involved in drilling and operating wells. We may have the benefit of insurance, but we may be subject to liability for pollution, blow-outs or other hazards against which we cannot insure or which we may elect not to insure against because of high premium costs or other reasons. The payment of such liabilities may reduce the funds available for drilling and production activities or could result in the loss of property.

Our interests are held in the form of licenses and leases that may terminate.

Our properties are held in the form of licenses and leases, and working interests in licenses and leases. If we or the holder of the license or lease fails to meet the specific requirements of each license or lease, the license or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each license or lease will be met. The termination or expiration of our licenses or leases or the working interests relating to licenses or leases may have a material adverse effect on our results of operation and business.

Our officers and directors may become subject to conflicts of interest.

Certain of our directors and officers may also become directors, officers, contractors, shareholders and/or employees of other companies engaged in oil and gas exploration and development. To the extent that such other companies may participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will declare his interest and abstain from voting for or against the approval of such participation or such terms. In appropriate cases, we will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time, several companies may participate in the acquisition, exploration and development of oil and gas properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. A particular company may assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.

In accordance with the laws of the Yukon Territory, our directors are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not we will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at the time. Other than as indicated, we have no other procedures or mechanisms to deal with conflicts of interest. See “Interest of Management in Certain Transactions.”

Our shareholders may experience dilution as a result of our issuance of additional common shares or the exercise of outstanding options or warrants.

As at June 30, 2005, there were options outstanding to purchase, in the aggregate, 3,038,500 common shares and share purchase warrants outstanding entitling the holders to purchase, in the aggregate, 2,824,643 common shares. See “Options to Purchase Securities from Registrant or Subsidiaries.” Such options and warrants, if fully exercised, would constitute approximately 11.5% of our resulting share capital. The exercise of such options or warrants and the subsequent resale of such common shares in the public market could aversely affect the prevailing market price and our ability to raise equity capital in the future at a time and price which we deem appropriate. We may also enter into commitments in the future which would require the issuance of additional common shares and we may grant additional share purchase warrants and stock options. Any share issuances from the Company’s treasury will result in immediate dilution to existing shareholders.

We are formed under the laws of the Yukon Territory which may affect the ability of our shareholders to enforce their rights.

We were continued under the laws of the Yukon Territory, Canada, and certain of our directors are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon the Company or upon that director who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

Our operations are subject to significant environmental regulation which may increase costs or limit our ability to develop our properties.

We may encounter hazards incident to the exploration and development of oil and gas properties such as accidental spills or leakage of petroleum liquids and other unforeseen conditions. We may be subject to liability for pollution and other damages due to hazards which cannot be insured against due to prohibitive premium costs or for other reasons. Governmental regulations relating to environmental matters could also increase the cost of doing business or require alteration or cessation of operations in certain areas.

Existing and possible future environmental legislation, regulations and actions could give rise to additional expense, capital expenditures, restrictions and delays in our activities, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect our business or our ability to develop its properties on an economically feasible basis. Before development and production can commence on any properties, we must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of a property.

We may incur substantial losses and be subject to substantial liability claims as a result of our oil and natural gas operations.

Our operations will be subject to all of the operating risks associated with drilling for and producing oil and natural gas, including the possibility of:

•	environmental hazards, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater contamination;

•	abnormally pressured formations;

•	mechanical difficulties, such as stuck oilfield drilling and service tools and casing collapse;

•	fires and explosions;

•	personal injuries and death; and

•	natural disasters.

Any of these risks could adversely affect our ability to operate or result in substantial losses. These risks may not be insurable or we may elect not to obtain insurance if the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event that is not fully covered by insurance occurs, it could adversely affect us.

A substantial or extended decline in oil and natural gas prices could reduce our future revenue and earnings.

As with most other companies involved in resource exploration, we may be adversely affected by future increases in the costs of conducting exploration, development and resource extraction that may not be fully offset by increases in the price received on sale of the petroleum or natural gas.

Our revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. Our ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond our control. These factors include economic conditions in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternate fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on the carrying value of our properties, borrowing capacity, revenues, profitability and cash flows from operations.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

Local, national and international economic conditions are beyond our control and may have a substantial adverse affect on our efforts. We cannot guard against the effects of these potential adverse conditions.

The title to our properties may be defective.

It is our practice in acquiring oil and gas leases or interests in oil and gas leases not to undergo the expense of retaining lawyers to fully examine the title to the interest to be placed under lease or already placed under lease. Rather, we rely upon the judgment of oil and gas lease brokers or landmen who actually do the field work in examining records in the appropriate governmental office before attempting to place under lease a specific interest. We believe that this practice is widely followed in the oil and gas industry.

Prior to drilling a well for oil and gas, it is the normal practice of the oil and gas industry for the person or company acting as the operator of the well to hire a lawyer to examine the title to the unit within which the proposed oil and gas well is to be drilled. Frequently, as a result of such examination, certain curative work must be done to correct deficiencies in the marketability of the title, and the curative work entails expense. The work might include obtaining an affidavit of heirship or causing an estate to be administered. From time to time, the examination made by the title lawyers reveals that the oil and gas lease or leases are worthless, having been purchased in error from a person who is not the owner of the mineral interest desired. In such instances, the amount paid for such oil and gas lease or leases may be lost.

We depend on our executive officers for critical management decisions and industry contacts.

We are heavily dependent upon the expertise of certain of our key officers and directors, and the loss of one or more of these individuals could have a material adverse effect on us. Some of these individuals have not entered into employment agreements with us and we do not maintain key-person insurance policies on any of our executive officers. The loss of the services of either of our executive officers, through incapacity or otherwise, would be costly to us and would require us to seek and retain other qualified personnel.  See “Management.”

We have never declared or paid cash dividends on our common stock. We currently intend to retain future earnings to finance the operation, development and expansion of our business.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors and will depend on our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant. Accordingly, investors will only see a return on their investment if the value of our securities appreciates.

Market conditions or operational impediments may hinder our access to oil and natural gas markets or delay our production.

Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder access to oil and natural gas markets or delay production, if any, at the wells. The availability of a ready market for our future oil and natural gas production will depend on a number of factors, including the demand for and supply of oil and natural gas and the proximity of reserves to pipelines and terminal facilities.

We are subject to complex laws that can affect the cost, manner and feasibility of doing business thereby increasing our costs and reducing our profitability.

Development, production and sale of oil and natural gas are subject to laws and regulations. We may be required to make large expenditures to comply with governmental regulations. Matters subject to regulation include:

•	discharge permits for drilling operations;

•	drilling bonds;

•	reports concerning operations;

•	spacing of wells;

•	unitization and pooling of properties; and

•	taxation.

Failure to comply with these laws may also result in the suspension or termination of operations and liabilities under administrative, civil and criminal penalties. Moreover, these laws could change in ways that substantially increase the costs of doing business. Any such liabilities, penalties, suspensions, terminations or regulatory changes could materially and adversely affect our financial condition and results of operations.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oilfield services could adversely affect our ability to execute our plans on a timely basis and within our budget.

Shortages or the high cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our development operations, which could have a material adverse effect on our business, financial condition or results of operations.

We may not be able to compete successfully in acquiring prospective reserves, developing reserves and raising additional capital.

Our ability to acquire additional prospects and to find and develop reserves in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. In addition, there is substantial competition for capital available for investment in the oil and natural gas industry. Our inability to compete successfully in these areas could have a material adverse effect on our business, financial condition or results of operations.

Fluctuation in currency exchange rate may affect our results of operations.

Fluctuations in foreign currency exchange rates may affect our costs of operation. We have raised financing in Canadian dollars, but the majority of our operating expenses are denominated in the US dollars. Any adverse change in the currency exchange rates would have a corresponding adverse effect on our ability to carry out our business plan.

Item 4.	Information on the Company.

History and Development of the Company.

Kodiak Oil & Gas Corp. (“us,” “we” or the “Company”) was incorporated as a company on March 17, 1972 in the Province of British Columbia, Canada, under the name “Pacific Talc Ltd.” pursuant to the Company Act (British Columbia). On November 12, 1998, the name of the Company was changed to “Columbia Copper Company Ltd.” and the Company consolidated its share capital on the basis of four old shares for one new share. On September 28, 2001, the Company was continued from British Columbia to the Yukon Territory and the name of the Company was changed to “Kodiak Oil & Gas Corp.” On September 23, 2003 the Company incorporated a wholly-owned subsidiary, Kodiak Oil & Gas (USA) Inc. in Colorado. Kodiak Oil & Gas (USA) Inc. was formed to hold all of our US oil and gas properties.

Our head office is located at Suite 330, 1625 Broadway, Denver, CO 80202, phone: 303-592-8075. Our registered and records offices are located at Suite 202-208 Main Street, Whitehorse, Yukon Territory, Y1A 2A9.

We focus primarily on exploring, developing and producing hydrocarbons in the Rocky Mountain Region of the United States. Current management acquired control of the company in early 2000 and advanced the Company by initially acquiring prospect lands in Wyoming. Our initial project was in a coalbed methane project in Southwestern Wyoming. We drilled two wells on the Pacific Rim CBM Prospect in June 2002 through an arrangement with CP LLC, a private company with common directors to the Company. The Almond Formation of one of the two wells was cored. Gas content of the Almond coals was determined through gas desorption and adsorption procedures. Based upon these determinations we were able to bring in a joint interest partner to help develop the property.

We entered into an agreement with Warren Resources, Inc. (“Warren”), in July 2003 to jointly explore the Pacific Rim Coalbed Methane Prospect. Under the agreement, Warren paid 100% of the first $2,500,000 of exploration expenditures. Subsequent expenditures were paid for in relationship to our respective working interests. During September 2003, we completed a private placement consisting of 3,857,500 units at a price of Cdn$0.115 per unit. Each unit consisted of one common share and one-half non-transferable share purchase warrant. One whole warrant entitled the holder to purchase one additional common share at a price of Cdn$0.15 per share for a period of six months from closing, until April 6, 2004. The proceeds of the private placement were used to fund the Pacific Rim Coalbed Methane Project and for general corporate purposes. We also issued a warrant for 370,000 shares exercisable at $0.115 until September 17, 2004, to Union Securities Ltd. in connection with the offering. All of the warrants have been exercised.

In February 2004, we issued 11,428,572 units priced at CDN$0.35 per unit for total net proceeds of US$2,972,061. Each unit consisted of one common share and one half common share purchase warrant, with a full warrant exercisable at $0.50 per share on or before 12 months following closing. Jennings Capital Inc. received a commission of 8% of the subscription proceeds and agent’s warrants equal to 8% of the number of units sold under the financing. In August 2004, the Company received US$2,174,810 from the early exercise of 5,649,286 warrants out of a total of 5,714,286 warrants outstanding from its February 2004 private placement which entitled the holders to purchase one common share for each warrant exercised at CDN$0.50 for a period of one year. As an incentive to the warrant holders to exercise six months early, we issued an additional one half common share purchase warrant, or 2,824,643 bonus warrants, for each common share purchase warrant exercised. Each Bonus Warrant was exercisable at CDN$1.00 per share up to August 26, 2005.

In March 2005, we completed a private placement of 10 million shares, generating gross proceeds of US$7.0 million. Proceeds from this transaction have been used in part to fund our exploration and development program as set forth in 4.B below.

In August 2005, we received US$2,137,223 from the exercise of 2,561,618 Bonus Warrants. Each Bonus Warrant was exercised at CDN$1.00 per share. Proceeds from the transaction will be used in part to fund our exploration and development program as set forth in 4.B below.

Business Overview

We are engaged in the business of exploration and development of oil and gas properties. Our principal focus is on the exploration and development of oil and gas properties within two producing basins in the Rocky Mountain Region of the United States. We are exploring for natural gas in the Green River Basin in southwestern Wyoming and oil in the Williston Basin in Montana and North Dakota.

The following table sets forth, as of December 31, 2004, the gross and net acres of developed and undeveloped oil and gas leases in which we have working interests.

Location	Undeveloped Acreage		Developed Acreage		Total
	Gross	Net	Gross	Net	Gross	Net

Green River Basin	32,021	11,948	2,400	480	34,421	12,428
Overthrust	3,753	917	0	0	3,753	917
Williston Basin	5,676	1,419	0	0	5,676	1,419

Total	41,450	14,284	2,400	480	43,850	14,764

The following table sets forth our primary oil and gas properties, our planned exploration and development activities for 2005 and our planned capital expenditures for each property in 2005:

Green River Basin:

Chicken Springs	Development Drilling	1,875,000
Chicken Ranch	Exploratory Drilling	666,000
	Acreage	377,000
Masterson	Exploratory Drilling	425,000
	Development Drilling	320,000
Horseshoe Basin	Acreage Acquisition	96,000
	Other	500,000

Williston Basin:

Great Bear	Exploratory Drilling	937,500
	Seismic	300,000
	Acreage	308,000
Wrangler	Exploratory Drilling	584,000
	Development	550,000
	Acreage	75,000
Grizzly	Drilling	970,000
	Acreage	1,403,800
Other	Acreage	295,000
Total capital expenditures budget (2005)		$9,682,300

Coal Methane Gas Production

CBM production is similar to conventional natural gas production in terms of the physical production facilities and the product produced. However, surface mechanics and some production characteristics of CBM wells are quite different from traditional natural gas production wells. Methane gas is created as part of the coalification process. Coals vary in their methane gas content which is defined by the industry as cubic feet of gas per ton of coal. Conventional natural gas wells assume a porous and permeable reservoir, hydrocarbon migration and a natural structural or stratigraphic trap. However, CBM is trapped in the molecular structure of the coal itself until it is released by pressure changes, resulting from water removal from the coal-bed.

Water completely permeates coal-beds and the natural fracture system or cleats as they are normally referred. In good producing areas the cleats are pervasive throughout the coal-beds. CBM gas, principally methane, is adsorbed onto the grain surfaces of the coal. To produce CBM, the water must be drawn off first, lowering the pressure so that the methane gas will desorb from the coal thus allowing gas to flow from the coal into the de-watered cleats that act as high permeable conduits to the well bore, where gas can be produced at the well head. These cleats are assumed to have been formed during the coalification and uplifting processes. If cleat permeability is adequately developed it may allow commercial quantities of methane gas to be produced from the well. The qualities of productive CBM wells include coal quality, the content of natural gas per ton of coal, thickness of the coal-beds, reservoir pressure, existence of natural fractures, and overall permeability of the coal-bed.

CBM production also differs from conventional gas production that normally starts at its highest production rate and then declines with time. Because coal-beds have water residing within the cleats the water needs to be withdrawn in order to promote production of the adsorbed gases. Thus, for the case of CBM, initial water production is high and diminishes with time. CBM gas production, however, starts at a relatively low rate reaching a peak some months later and then begins to decline.

Governmental Regulations

Regulation of Oil and Natural Gas Production.Our oil and natural gas exploration, production and related operations, when developed, are subject to extensive rules and regulations promulgated by federal, state, tribal and local authorities and agencies. For example, some states in which we may operate require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and natural gas. Such states may also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from wells, and the regulation of spacing, plugging and abandonment of such wells. Failure to comply with any such rules and regulations can result in substantial penalties. The regulatory burden on the oil and gas industry will most likely increase our cost of doing business and may affect our profitability. Although we believe we are currently in substantial compliance with all applicable laws and regulations, because such rules and regulations are frequently amended or reinterpreted, we are unable to predict the future cost or impact of complying with such laws. Significant expenditures may be required to comply with governmental laws and regulations and may have a material adverse effect on our financial condition and results of operations.

Federal Regulation of Natural Gas.The Federal Energy Regulatory Commission (“FERC”) regulates interstate natural gas transportation rates and service conditions, which may affect the marketing of natural gas produced by us, as well as the revenues that may be received by us for sales of such production. Since the mid-1980‘s, FERC has issued a series of orders, culminating in Order Nos. 636, 636-A and 636-B (“Order 636”), that have significantly altered the marketing and transportation of natural gas. Order 636 mandated a fundamental restructuring of interstate pipeline sales and transportation service, including the unbundling by interstate pipelines of the sale, transportation, storage and other components of the city-gate sales services such pipelines previously performed. One of FERC’s purposes in issuing the order was to increase competition within all phases of the natural gas industry. The United States Court of Appeals for the District of Columbia Circuit largely upheld Order 636 and the Supreme Court has declined to hear the appeal from that decision. Generally, Order 636 has eliminated or substantially reduced the interstate pipelines’ traditional role as wholesalers of natural gas in favor of providing only storage and transportation service, and has substantially increased competition and volatility in natural gas markets.

The price we may receive from the sale of oil and natural gas liquids will be affected by the cost of transporting products to markets. Effective January 1, 1995, FERC implemented regulations establishing an indexing system for transportation rates for oil pipelines, which, generally, would index such rates to inflation, subject to certain conditions and limitations. We are not able to predict with certainty the effect, if any, of these regulations on our intended operations. However, the regulations may increase transportation costs or reduce well head prices for oil and natural gas liquids.

Environmental Matters.

Our operations and properties are subject to extensive and changing federal, state and local laws and regulations relating to environmental protection, including the generation, storage, handling, mission, transportation and discharge of materials into the environment, and relating to safety and health. The recent trend in environmental legislation and regulation generally is toward stricter standards, and this trend will likely continue. These laws and regulations may:

•	require the acquisition of a permit or other authorization before construction or drilling commences and for certain other activities;

•	limit or prohibit construction, drilling and other activities on certain lands lying within wilderness and other protected areas; and

•	impose substantial liabilities for pollution resulting from our operations.

The permits required for our operations may be subject to revocation, modification and renewal by issuing authorities. Governmental authorities have the power to enforce their regulations, and violations are subject to fines or injunctions, or both. In the opinion of management, we are in substantial compliance with current applicable environmental laws and regulations, and have no material commitments for capital expenditures to comply with existing environmental requirements. Nevertheless, changes in existing environmental laws and regulations or in interpretations thereof could have a significant impact on us, as well as the oil and natural gas industry in general.

The Comprehensive Environmental, Response, Compensation, and Liability Act (“CERCLA”) and comparable state statutes impose strict, joint and several liability on owners and operators of sites and on persons who disposed of or arranged for the disposal of “hazardous substances” found at such sites. It is not uncommon for the neighboring land owners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. The Federal Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes govern the disposal of “solid waste” and “hazardous waste” and authorize the imposition of substantial fines and penalties for noncompliance. Although CERCLA currently excludes petroleum from its definition of “hazardous substance,” state laws affecting our operations may impose clean-up liability relating to petroleum and petroleum related products. In addition, although RCRA classifies certain oil field wastes as “non-hazardous,”such exploration and production wastes could be reclassified as hazardous wastes thereby making such wastes subject to more stringent handling and disposal requirements.

The Endangered Species Act (“ESA”) seeks to ensure that activities do not jeopardize endangered or threatened animal, fish and plant species, nor destroy or modify the critical habitat of such species. Under ESA, exploration and production operations, as well as actions by federal agencies, may not significantly impair or jeopardize the species or its habitat. ESA provides for criminal penalties for willful violations of the Act. Other statutes that provide protection to animal and plant species and that may apply to our operations include, but are not necessarily limited to, the Fish and Wildlife Coordination Act, the Fishery Conservation and Management Act, the Migratory Bird Treaty Act and the National Historic Preservation Act. Although we believe that our operations will be in substantial compliance with such statutes, any change in these statutes or any reclassification of a species as endangered could subject us to significant expenses to modify our operations or could force us to discontinue certain operations altogether.

Organizational Structure.

We have a single subsidiary, Kodiak Oil & Gas (USA) Inc., which is wholly-owned and was incorporated in the State of Colorado.

Property, Plants and Equipment.

Our exploration focus is on two geographic areas within the Rocky Mountain Region. We explore for tight gas sands and other unconventional gas plays, such as coalbed methane, in the greater Green River Basin located in southwestern Wyoming. We explore for oil in the Williston Basin in eastern Montana and western North Dakota. Our prospects are typically generated with oil and gas infrastructure of critical importance. In most cases our gas prospects are within a reasonable distance of natural gas pipelines, therefore requiring minimal construction of pipelines to tie into the existing lines. Our oil is mostly transported by trucks and/or pipelines, if available.

The majority of our acreage located in the greater Green River Basin is federal lands administered by the Bureau of Land Management (BLM). Typically these lands are acquired through a public auction and have a primary lease term of 10 years. The US Department of Interior normally retains a 12.5% royalty interest in these lands. Most of our lands are encompassed within federal operating units approved by the BLM that allow for the orderly exploration and development of the federal lands. Generally coalbed methane units require the drilling of a minimum of 5 wells each year in order to maintain the federal unit, whereas exploratory units require the drilling of a minimum of one well per year. In the event these minimum well requirements are not met the unit will contract to the existing producing well(s) and the remaining acreage will expire within the primary term of the leases. In the event the leases are beyond the primary term the leases will be given an automatic two year extension. In most cases these federal lands require an annual delay rental of $1.50 per net acres.

Our acreage located in the Williston Basin is primarily fee leases. These leases typically carry a primary term of 3-5 years with landowner royalties of 12.5% to 16.6%. In most cases we obtain “paid up” leases that do not require annual delay rentals.

Set forth below is a description of our material resource properties and their current state of development:

GREATER GREEN RIVER BASIN—SWEETWATER COUNTY, WYOMING

Pacific Isle Coalbed Methane (CBM) Gas Unit

We own a 20% working interest, 16% net revenue interest, in the Pacific Isle Coalbed Methane Gas (“CBM”) Unit. The CBM Unit is being developed on a 160 acre spacing pattern designed to dewater the coals. The water is being re-injected into the Ericson sandstone below the coals. 15 wells have been drilled, completed and hooked up to production facilities. One of the wells has been completed in an Almond sand providing gas to run the production facilities during the early production stages, which has significantly reduced the operating costs.

The working interest owners have completed an Environmental Assessment (“EA”) that encompasses the lands within the Pacific Isle CBM Unit. The EA, approved by the Bureau of Land Management (“BLM”) in September 2004, streamlines the permitting procedures for the development locations and addresses environmental concerns. A three-mile pipeline has been constructed from the production facilities to an existing pipeline that connects to a main Questar Pipeline. Compression facilities have been installed and gas sales commenced during the third quarter of 2005. We believe that our current Pacific Isle CBM Unit lease holdings have the potential for 80 locations based upon 160 acre spacing. Ultimately the spacing could be downsized to 80 acres spacing and/or horizontal drilling technology could be utilized to exploit the potential reserves. Warren is the operator and owns the remaining 80% working interest.

The federal unit requires the drilling of five wells each twelve month period. The operator, however, receives the benefit of cumulative drilling and therefore having drilled 13 wells subsequent to the formation of the federal unit, we and our partner are not obligated to drill any additional wells for 15 more months. Drilling permits have been obtained for eleven additional locations; however we do not expect to drill any development wells during 2005

The initial rates of gas produced from the coalbed wells are typically modest and the production rates increase during the dewatering phase. Gas production steadily rises, usually over the course of the first three to five years in the life of the well and then slowly decreases over a lifespan that often exceeds 20 years.

Chicken Springs Unit (Conventional Tight Gas Sandstone and CBM)

We own an interest in 11,892 acres within the Chicken Springs Coalbed Methane Gas (“CBM”) Unit, a 19,800 acre federal oil and gas CBM unit that was approved in July 2004. We have a 50% before payout working interest in the 11,892 gross acres. The initial exploratory test was drilled to a depth of 6,180 feet to evaluate the natural gas potential of the Almond sandstones and Almond coals.

The initial exploratory test encountered 24 feet of Almond coals and 114 feet of Almond sands, of which 94 feet showed gas indications. Completion work was completed in three stages. The first stage involved an injection test of the Almond coals in an effort to gain information on the permeability of the coals. The second and third stages included fracture stimulation procedures on the two primary Almond sand zones. A three-mile pipeline was constructed to connect the well to Questar’s production facilities. Production from the well commenced in June 2005; however, until compression facilities are completed production will be limited as the line pressure is nearly 640 psi. The well currently produces between 100-200 mcf gas per day.

We believe the property has the potential for 75 drilling locations based upon 160 acre spacing. However the spacing pattern could be downsized to 80 acre spacing and/or horizontal drilling technology could be utilized to exploit the potential reserves. Six additional locations have been permitted, and development drilling commenced during the third quarter of 2005. We have drilled and set production casing on two vertical wells. We are currently drilling one dual lateral horizontal well with each lateral leg extending 3,500 feet. The horizontal portion will be drilled in a thick coal seam (approximately 16 feet thick) to evaluate the potential of the Almond coals. Sidewall cores were taken on the initial well and gas desorption numbers of approximately 500 scf per ton were calculated. Our share of the projected drilling and completion costs is expected to be US$1,875,000. Warren is the operator and owns the remaining 50% before payout-working interest.

Chicken Ranch (Conventional Tight Gas Sand Prospect)

We acquired an interest in 7,538 gross acres on our Chicken Ranch Prospect located in Sweetwater County, Wyoming, immediately northeast of our Chicken Springs Project. We entered into an exploration agreement on a 2,240-acre block within the prospect area with Chicken Creek LLC and McElvain Oil & Gas Limited Partnership to jointly evaluate the potential of the Almond and Ericson sands at depths ranging from 8,500 feet to 10,500 feet. We retained a 33.34% working interest in the 2,240 acres. Drilling of the initial test well commenced during the third quarter of 2005 and production casing has been set to 8,684 feet. The well will be completed during the fourth quarter of 2005. The Almond and Ericson sands produce in the immediate area in the Company’s Chicken Springs Prospect, the Trail Canyon Field to the south. The well is a one mile offset to a well drilled in 1982 that was completed in the Ericson sands at an approximate 750 mcf gas per day. The well was plugged and abandoned due to the lack of pipeline infrastructure and low natural gas prices.

We own an interest in approximately 30 potential locations. Our working interest in the 5,288 gross acres of lands outside the joint exploration area ranges from 25% to 88%.

The Company has incurred US$339,795 in acquisition costs related to this prospect. We recovered US$261,077 of our acquisition costs from our joint venture partners. Our share of drilling and completion costs for the initial well is estimated at $667,000.

Masterson Cretaceous Muddy Prospect

We have a 40% working interest, 32.8% net revenue interest, in 2,954 acres and have an option to earn under an additional 960 acres within the Prospect area. The initial test well was drilled and cased to a depth of 6,970 feet in January 2005 to test the Second Frontier and the lower Muddy sandstone. During drilling operations, three porous sands were encountered in the Second Frontier Formation at a depth of 6,234 to 6,288 feet. The Muddy sandstone was tested at non-commercial rates and plugged off. The Second Frontier was completed in June 2005. Production from the well commenced in August 2005. A private company in Denver, Colorado operates the well.

The Company’s share of the drilling and completion costs was at $350,000. An offset well is currently being permitted and could be drilled in 2006.

WILLISTON BASIN--EASTERN MONTANA AND WESTERN NORTH DAKOTA

Great Bear Prospect

The Great Bear Prospect is located along the northwest flank of the Williston Basin in Divide County, North Dakota. The main reservoir objective is porous dolomite in the Ordovician Red River Formation. The Red River Formation produces oil and natural gas from structural and stratigraphic traps in the area of interest. In the Great Bear Prospect we intend to utilize new horizontal drilling technology to more effectively develop a stratigraphically trapped hydrocarbon accumulation. Vertical wellbores have produced commercial volumes of oil from the Red River Formation in the Great Bear Prospect area. However, we expect that horizontal lateral bore holes may increase the recovery efficiency from the productive interval.

We have acquired an interest under approximately 15,000 acres on the Great Bear Prospect. A 3-D seismic program was completed over the prospect lands in mid summer. Drilling on the initial test well is expected to commence in mid-November 2005, as a drilling rig is under contract. We will operate the well and have a 37.5% working interest, and an approximate 30.75% net revenue interest. Completed well costs are approximately $2,900,000 or $937,500 to the Company’s 37.5% working interest.

Wrangler Project

We acquired a 25% working interest in the Wrangler Project located in Sheridan County, Montana. The Project includes two prospects that will evaluate the potential of the Mission Canyon Formation. The initial test well on the Lowell Prospect (State #8-16) was drilled to a depth of 7,700 feet. The well encountered 13 feet of porosity and was placed on production in early September 2005. The well had produced 3,000 barrels of oil through the middle of October 2005. We have completed drilling of a 160 acre offset (State #6-16) and that well has been recently completed and is currently flowing at rates similar to the #8-16. We recently drilled the North Wrangler Prospect which is an offset to a producing well that has produced from the Red River Formation. The well did not encounter any porosity in the Mission Canyon has been plugged and abandoned. However, based upon the drilling results the Mission Canyon will be further evaluated at a later date though seismic acquisition or further drilling. The drilling rig is currently drilling the State #10-16, a south offset to the discovery well. We intend to drill one additional location in 2005.

Additionally, the Red River Formation is a secondary objective in the Project area and is currently being evaluated through existing seismic data. Subject to that review and the results of the initial drilling, the Red River may be tested at a later date.

Our share of the drilling costs through completion will be approximately $250,000 per well. We acquired a 25% working interest, 20% net revenue interest, in approximately 8,000 acres within the Project area and we operate the well.

Grizzly Prospect

In 2005, we acquired a 37.5% working interest in 3,474 acres in McKenzie County, North Dakota. The lands are located in western McKenzie County, North Dakota near the Montana border and part of the Middle Bakken horizontal oil play.

The Middle Bakken horizontal oil play in eastern Montana and western North Dakota has resulted in the discovery of one of the largest onshore oil fields found in recent years in the continental United States. The Middle Bakken pay zone is a Devonian silty dolomite sandwiched between the Upper Bakken Shale and either a thin lower Bakken shale or the Three Forks Formation. The zone is generally produced with either one or two 4,000-5,000-foot horizontal laterals or occasionally one longer 8,000-9,000-foot lateral. Completed well costs range from $2.2 million to $3.0 million, depending upon the amount of lateral. The most common completion practice is to complete two laterals open hole with large gelled water sand fracs. Current drilling operations are evaluating the use of three laterals per 640 acres.

A private company in Dallas, Texas has drilled two locations immediately offsetting the acquired acreage. We have commenced permitting procedures to pool a 668 acre tract and intend to initiate drilling on the block during the first quarter of 2006, as soon as a drilling rig can be obtained. We intend to drill a minimum of two locations in early 2006. We are the operator of the property and own a 37.5% working interest, 32.8125% net revenue interest. Our share of a completed well is estimated at $1,037,000.

Item 5.	Operating and Financial Review and Prospects.

Overview

We are a public company listed for trading on the TSX Venture Exchange and our corporate headquarters are located in Denver, Colorado, USA. We are currently in the development stage and are in the process of exploring and developing oil and gas properties primarily in Wyoming, Montana and North Dakota, USA. We have not yet determined whether our properties contain reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred exploration expenditures are dependent upon the discovery of economically recoverable reserves, confirmation of our interest in the underlying prospects, our ability to obtain necessary financing to complete the development of the resource properties and upon future profitable production or proceeds from the disposition thereof.

Financial statements have been prepared on a going concern basis. As at December 31, 2004, we have accumulated losses of $3,824,536 since inception and we have yet to achieve profitable operations. Our ability to continue as a going concern is dependent upon our success in generating profitable operations in the future and/or to obtaining the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Our financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should we be unable to continue as a going concern.

We follow the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers. Petroleum products and reserves are converted to a common unit of measure, using 7 MCF of natural gas to one barrel of oil.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion by more than 20%. Royalties paid net of any tax credits received are netted with oil and gas sales.

In applying the full cost method, we perform a ceiling test on properties which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted, average reference prices in effect at the end of the year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

A.	Operating Results.

Six months ended June 30, 2005 as compared to six months ended June 30, 2004

Our net loss from operations for the three and six months periods ended June 30, 2005 was $488,876 and $815,959, respectively, compared with a losses of $152,582 and $549,339 for the same periods in 2004. The net loss before depreciation, stock-based compensation and gain on foreign currency exchange was $373,682 and $662,274 for the three and six month periods ended June 30, 2005, respectively, compared to $134,656 and $235,799 for the same periods in 2004. The increased loss was the result of the increased level of activity and the additional staff employed in September 2004.

There was no stock option compensation expense for the six month period ended June 30, 2005, but we recorded an aggregate compensation charge of $316,275 on the granting of 1,000,000 fully vested share purchase options and 37,500 share purchase options which vested during the same period in 2004. The fair value was determined using the Black-Scholes model.

We recorded our first oil and gas revenues during the three and six month periods ended June 30, 2005 in the amount of $13,545. We expect this amount to increase during the remaining quarters of 2005 and in future periods.

We recorded lease operating expense of $63,633 for the three month period ended June 30, 2005 and $74,347 for the six month period ended June 30, 2005. These lease operating expenses relate to the Pacific Isle CBM and Chicken Springs properties that are producing gas.

Our general and administrative costs were $323,594 and $601,472 for the three and six months ended June 30, 2005 compared to $134,656 and $235,799 for the same periods in 2004. We paid salaries of $190,546 and $361,128 during the three and six month periods ended June 30, 2005 compared to $51,706 and $96,943 during the three and six month period ended June 30, 2004. We currently have seven full time employees, an increase of five from the same periods in 2004. We incurred $ 48,956 and $85,648 for general office costs for the three and six month periods ended June 30, 2005, compared to $36,465 and $42,438 during the same period ended June 30, 2004. Again these increases are a direct result of the increased staffing. We anticipate a similar quarterly level of expenses to continue throughout the current fiscal year. Investor relations expenses were $40,493 and $60,137 for the three and six month periods ended June 30, 2005 compared to $12,815 and $28,915 for the same periods in 2004. We expect to continue to incur similar levels of investor relations expenses in future periods.

Fiscal year ended December 31, 2004 as compared to fiscal year ended December 31, 2003

During the year ended December 31, 2004, we began to evaluate and develop additional gas prospects in southwestern Wyoming and to expand our operations into the Williston Basin in Montana and North Dakota. We incurred $399,758 for the acquisition of lands and $1,272,542 for the exploration and development of the properties during the period ended December 31, 2004. This compares to $263,415 and $322,406 for the same expenditures for the year ended December 31, 2003. General and administrative expenses increased significantly as we increased staff from two to five in September 2004 and increased our activity level after the closing of the private placement in February 2004 and the exercise of warrants in August 2004.

Our net loss from operations for the year ended December 31, 2004 was $1,062,100, compared with a losses of $275,683 for the year ended 2003. The net loss before depreciation and gain on foreign currency exchange in 2004 was $1,117,003, compared to $273,185 in 2003, including stock based compensation charges of $411,238 and $93,289 for the years ended December 31, 2004 and 2003, respectfully. The increased loss was the result of the increased level of activity and the additional staff employed in September 2004.

Fiscal year ended December 31, 2003 as compared to Fiscal year ended December 31, 2002

Our level of activity greatly increased during the year as we progressed into the production and development stages of the Pacific Rim Prospect. During the twelve-month period ended December 31, 2003, we paid management fees of $76,950 and paid $27,000 for office expenses to CP Resources LLC compared to $19,109 and $16,198, respectively for the year ended December 31, 2002. The increase in office expense is due primarily to our assumption of a greater share of the monthly office rent as our activity increased. Office rent for the period ended December 31, 2003 was $18,900 compared to $11,465 for the same period ended December 31, 2002. General and administrative expenses for the period ending December 31, 2003 included $23,486 for investor relations compared to $4,062 for the same period ending December 31, 2002. We entered into an investor relations agreement in August 2003 with a third party. The agreement requires us to pay Cdn$5,000 per month plus expenses and can be cancelled by either party with 30 days written notice.

Our net loss from operations for the year ended December 31, 2003 was $275,683, compared with a losses of $87,670 for the year ended 2002. The net loss before depreciation, stock-based compensation and gain on foreign currency exchange in 2003 was $273,185, compared to $84,419 in 2002. The increased loss was the result of the increased level of activity.

Foreign Currency Fluctuations

Monetary items denominated in a foreign currency, other than U.S. dollars, are translated into U.S. dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets are acquired or obligations incurred. Foreign currency denomination revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations. See “Risk Factors.”

B.	Liquidity and Capital Resources.

Our capital budget for 2005 is estimated at $9,682,300. These expenditures will be subject to drilling rig availability and the results of production. Based upon our current working capital and anticipated expenditures, we believe that we have adequate capital to fund our 2005 exploration and development program and general and administrative expenditures. A critical component of our plan of operation, however, is our ability to obtain additional capital through additional equity and/or debt financing. We do not anticipate that we will generate adequate operating cash flow to fund our near term future exploration budgets, which may take several years to fully realize. In the event we cannot obtain the necessary capital to pursue our plans, we may have to cease or significantly curtail our operations. This would materially impact our ability to continue operations.

As of June 30, 2005, the Company had working capital of $4,948,360. Current working capital will fund the Company’s anticipated exploration and development drilling program through December 31, 2005.

We received US$2,137,223 during August 2005 from the exercise of 2,561,618 Bonus Warrants. Our cashflow continues to increase as we complete drilling operations on certain projects and connect to sales lines and sell our oil production to crude oil buyers. We expect this trend to continue into the fourth quarter and throughout 2006. It is our expectation that we will generate adequate cashflow to funds our operations by early 2007.

C.	Research and Development, Patents and Licenses, etc.

As an exploration stage natural resource company, we do not normally engage in research and there were no development activities, and research and development expenditures made in the last three fiscal years.

D.	Trend Information.

We are not aware of any trends, uncertainties, demands, commitments or events which are reasonably likely to have a material effect upon our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.	Off balance sheet arrangements

The Company has no off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular disclosure of contractual obligations

The following table lists as of December 31, 2004 information with respect to the company’s known contractual obligations.

	Payments due by Period

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-Term Obligations-Office Facilities	$222,500	$39,000	$119,500	$64,000	—

G.	Safe Harbor.

See “Note Regarding Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees.

Directors and Senior Management.

The following table lists as of June 30, 2005 the names of the directors and senior management of the Company. The directors and senior management have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting of Shareholders or until a successor is duly elected, unless the office is vacated in accordance with the Company’s Articles.

Name and Municipality of Residence	Position(s) held	Date of First Appointment	Age
Lynn E. Peterson - Denver, Colorado	Director, President & CEO	November 2001	52
James A. Catlin - Denver, Colorado	Director, Vice-President & COO	February 2001	58
Rodney D. Knutson - Denver, Colorado	Director	March 2001	63
Hugh J. Graham - Denver, Colorado	Director	December 1998	56

Biographical Information

The following is a brief description of the employment background of the Company’s directors and senior management:

Lynn A. Peterson has served as a Director of the Company since November 2001, and President and CEO since July 2002. Mr. Peterson has over 25 years of industry experience. Mr. Peterson was an owner of CP Resources, LLC, an independent oil and gas company since 1986. Mr. Peterson was employed by Ernst and Whinney as a certified public accountant. He received a B.Sc. degree in Accounting from the University of Northern Colorado in 1975.

James E. Catlin has served as Director of the Company since February 2001 and Vice President and COO since July 2002. Mr. Catlin has over 30 years of geologic experience, primarily in the Rocky Mountain Region. Mr. Catlin was an owner of CP Resources LLC, an independent oil and gas company since 1986. Mr. Catlin was a founder and Vice-President of Deca Energy from 1980 to 1986 and worked as a district geologist for Petroleum Inc. and Fuelco prior to this time. He received a B.A. and Masters degree in geology from the University of Northern Illinois in 1973.

Rodney D. Knutson, has served as a Director of the Company since March 2001. Mr. Knutson is an Attorney at Law in a private practice and over 30 years experience working with oil, gas and mining companies. Mr. Knutson has a B.E.E. (1965) from the University of Minnesota and a J.D. (1972) from the University of Denver. Mr. Knutson is a past president of the Rocky Mountain Mineral Law Foundation.

Hugh J. Graham has served as a Director since December 1998. Mr. Graham is President and CEO of CyberBroadcastOne, Inc., Burnaby, British Columbia.

There are no family relationships among the members of the board of directors or the members of senior management of the Company. There are no arrangements or understanding with major shareholders, customers, suppliers or others, pursuant to which any member of the board of directors or member of senior management was selected.

Compensation.

We have two Executive Officers: Lynn A. Peterson, President and Chief Executive Officer, and James E. Catlin, Chief Operating Officer, Vice-President and Secretary. Set out below is a summary of the compensation paid to the Chief Executive Officer and all Executive Officers receiving total compensation in excess of CAD$100,000 (collectively “Named Executive Officers”) of the Company for the three most recently completed fiscal years is set out below:

					Long Term Compensation
		Annual Compensation			Awards		Payouts
Name and Principal Position and Country of Residence	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compen- sation($)	Securites Under Option/SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen- sation($)

Lynn A. Peterson	2004	93,000	15,000	Nil	425	nil	nil	nil
President, CEO	2003	nil(1)	nil	nil(2)	468	nil	nil	nil
USA	2002	nil(1)	nil	nil (2)	225	nil	nil	nil

James E. Catlin	2004	93,000	15,000	nil	425	nil	nil	nil
Chairman of the	2003	nil (1)	nil	nil(2)	468	nil	nil	nil
Board, Secretary,	2002	nil(1)	nil	nil(2)	225	nil	nil	nil
USA

(1)	Management fees in the amount of US$6,412 per month in 2003 (US$1,600 per month in 2002) were paid to CP Resources LLC, a private company wholly-owned by Mr. Catlin and Mr. Peterson.

(2)	Office expenses of US$1,500 per month in 2003 (US$1,400 per month in 2002) were paid to CP Resources LLC for rent, telephone and office expense.

We do not provide any pension, retirement plan or other remuneration for our directors or officers, nor are there any plans or arrangements in respect of compensation received or that may be received by Executive Officers in our most recently completed or current financial year to compensate such officers in the event of the termination of employment or a change in control of the Company.

		Salary ($)	Bonus ($)	Securities Under Option(#)	Exerise or Base Price ($/Security)	Expiration Date

Lynn A. Peterson	2004	93,000	15,000	425,000	$ 0.50	Mar. 1, 2009
James E. Catlin	2004	93,000	15,000	425,000	$ 0.50	Mar. 1, 2009

Board Practices.

The directors of the Company are elected annually and hold office until the next Annual General Meeting of the members of the Company or until their successors in office are duly elected or appointed. All directors are elected for a one-year term. All officers serve at the pleasure of the Board of Directors.

Currently, there are no directors’ service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

Our Board of Directors has established an audit committee, the members of which are Messrs. Caitlin, Graham and Knutson. The audit committee meets with the Registrant’s independent accountants and management periodically to review the scope and results of the annual audit and to review the Registrant’s financial statements and related reporting matters prior to the submission of the financial statements to the Board.

The audit committee meets as often as it determines, but not less frequently than quarterly. The committee reviews all financial statements prior to the submission of those statements to the Board of Directors for approval. In addition, the committee meets with the independent auditors at least on an annual basis to review and discuss the audit of the Registrant’s financial statements. The audit committee pre-approves all the audit engagement terms and all non-audit services. Certain services are pre-approved by the audit committee on an annual basis.

We have established an audit committee charter which deals with the establishment of the audit committee and sets out its duties and responsibilities.

Employees.

The Company has six full time employees, both at December 31, 2004, and June 30, 2005, all employed in Denver, Colorado: CEO, COO, two geologists, one accountant, and one landman. Prior to September 30, 2004, the Company had only two employees, the CEO and the COO.

Share Ownership.

Beneficial Ownership of Common Shares

The following table sets forth, as of June 30, 2005, the number of the Common Shares beneficially owned by (a) the directors and members of senior management of the Company, individually, and as a group, and (b) the percentage ownership of the outstanding Common Shares represented by such shares. The security holders listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date.

Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown. The Company’s directors and members of senior management do not have different voting rights from other shareholders.

Title of Class	Name of Beneficial Owner	Amount and Nature		Percentage of Class(1)
Common	Lynn A. Peterson	4,204,171	(2)	8.60
Common	James E. Catlin	2,839,750	(3)	6.00
Common	Rodney D. Knutson	477,750	(4)	1.10
Common	Hugh J. Graham	454,103	(5)	1.00
Common	All Directors and Senior	7,910,184		16.70
	Management as a group
	(4 individuals)

(1)

Based on 44,910,540 shares outstanding as of June 30, 2005, plus any Common Shares deemed to be beneficially owned by the individual (or, for the last row of the table, by the group) pursuant to options and warrants which are exercisable by the individual (or, for the last row of the table, by the group) within 60 days from the above date.

(2)	Includes 2,810,671 shares held directly by the individual, 500,000 shares held by individual’s children, and 893,500 options to exercise at various dates.

(3)	Includes 1,946,250 shares held by individual and 893,500 options to exercise at various dates.

(4)	Includes 252,750 shares held by individual and 225,000 options to exercise at various dates.

(5)	Includes 179,103 shares held by individual and wife and 275,000 options to exercise at various dates.

*	Less than 1%.

Stock Options

We established an Incentive Share Option Plan (the “Plan”) for directors, officers, employees and consultants of the Company, under which stock options are granted. The Plan was approved by our shareholders at our 2003 shareholders meeting.

The following table sets forth, as of June 30, 2005, all stock options held by the directors and members of senior management of the Company, individually, including the title and amount of securities called for by the options, the exercise price and the expiration date of the options.

Title of Class Underlying Options	Name of Optionee	Exercise Price (Cdn.)	Expiration Date

Common	Lynn A Peterson	468,500 @ $0.15 425,000 @ $0.50	December 4, 2008 March 1, 2009

Common	James E Catlin	468,500 @ $0.15 425,000 @ $0.50	December 4, 2008 March 1, 2009

Common	Rodney D Knutson	25,000 @ $0.15 125,000 @ $0.15 75,000 @ $0.50	December 6, 2006 December 4, 2008 March 1, 2009

Common	Hugh J Graham	75,000 @ $0.15 125,000 @ $0.15 75,000 @ $0.50	December 6, 2006 December 4, 2008 March 1, 2009

Stock options are determined by the Company’s directors and are only granted in compliance with applicable laws and regulatory policy. The policies of the TSX Venture Exchange (“TSX-V’) limit the granting of stock options to directors, officers and employees of the Company and provide limits on the length, number and exercise price of such options. Under the terms of the Plan, we have authorized the reservation of up to 10% of our issued and outstanding common shares for the grant of options from time to time. Some of the significant terms of the Plan are as follows:

1.	Options may be granted on authorized but unissued common shares up to but not exceeding 10% of the issued and outstanding common shares of the Company at the time of any such grant of options.

2.	The total number of common shares to be reserved for issuance over the previous 12 month period for any optionee shall not exceed 5% of the issued common shares of the Company at the time of grant with the exception that, as long as the Company’s common shares are listed on Tier 2 of the TSX Venture Exchange (“TSX-V”), the total number of common shares that may be reserved for issuance over the previous 12 month period for individuals engaged in an investor relations capacity shall not exceed 2% of the issued common shares of the Company at the time of grant. In addition, the total number of common shares to be reserved for issuance over the previous 12 month period for any one consultant, shall not exceed 2% of the issued common shares of the Company at the time of grant.

3.	While the Company’s common shares are listed on the TSX-V, the purchase price per common share for any option granted under the Plan shall not be less than the discounted market price of the Company’s common shares in accordance with the policies of the TSX-V. At such time as the Company’s common shares are listed on the Toronto Stock Exchange (the “TSX”), if ever, the purchase price per common share for any option granted under the Plan shall be not less than the fair market value in accordance with the policies of the TSX.

4.	Options granted must expire not later than a maximum of five years from the date of the grant while the Company’s common shares are listed on Tier 2 of the TSX-V. At such time as the Company’s common shares are listed on Tier 1 of the TSX-V or the TSX options granted must expire not later than a maximum of 10 years from the date of grant.

5.	Options may be subject to vesting restrictions, to be determined by the Board at the time of grant.

6.	All options granted pursuant to the Plan shall be non-assignable and non-transferable.

Item 7.	Major Shareholders and Related Party Transactions.

Major Shareholders.

A major shareholder of the Company is a person that beneficially owns, directly or indirectly, more than 5% of the Company’s Common Shares. The following table sets forth to the best of the Company’s knowledge, as of June 30, 2005, the number of the Company’s Common Shares beneficially owned by (a) each major shareholder of the Company, and (b) the percentage ownership of the outstanding Common Shares represented by such shares. The major shareholders listed below are deemed to be the beneficial owners of Common Shares underlying options and warrants which are exercisable within 60 days from the above date. Unless otherwise indicated, to the best of the Company’s knowledge, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Shareholder Name	Number of Shares	Percentage of Issued Shares

Wellington Management	6,800,000	15.14%
Strategic Capital Partners	6,713,000	14.95%

To the best of the Company’s knowledge, there have been no significant changes in the percentage ownership held by the Company’s major shareholders during the past three years, except as previously noted The Company’s major shareholders do not have different voting rights from other shareholders.

To the best of the Company’s knowledge, there are no arrangements the operation of which may result in a change in control of the Company.

Related Party Transactions.

During the six months ended June 30, 2005, there were no related party transactions.

For the same period ended 2004, we paid for office and general, rent and salaries of $12,500 to directors of a private company, each of whom served as directors of the Company. Effective February 1, 2004, the Company commenced paying salaries to its two employees and assumed responsibility for all office expenses.

During the year ended December 31, 2003, the Company had entered into an interest bearing note payable to CP Resources LLC, a private company with directors each of whom served as directors of the Company, effective July 3, 2003, for US$264,000 for its share of the drilling costs incurred on the initial two wells on the Pacific Isle Project. Interest is payable at a rate of 1% over the Wells Fargo Bank prime rate. The principal balance of the promissory note and accrued interest of $8,824 was paid during February 2004.

Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information.

Consolidated Statements and Other Financial Information.

Included in this Registration Statement are consolidated financial statements audited by independent auditors and accompanied by an audit report consisting of the following:

•	Balance Sheet as of December 31, 2004 and 2003

•	Statement of Operations and Deficit for the fiscal years ended December 31, 2004, 2003 and 2002;

•	Statement of Cash Flows for the fiscal years ended December 31, 2004, 2003 and 2002; and

•	Notes to Consolidated Financial Statements.

Also included in this Registration Statement are unaudited interim consolidated financial statements consisting of the following:

•	Balance Sheet as of June 30, 2005 and 2005

•	Statement of Operations and Deficit for the period ended June 30, 2005 and 2004;

•	Statement of Cash Flows for the period ended June 30, 2005 and 2004;

•	Notes to Unaudited Interim Consolidated Financial Statements

There are no legal proceedings currently pending which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability. There are no material legal proceedings currently pending in which any director, any member of senior management, or any of the Company’s affiliates is either a party adverse to the Company or its subsidiaries or has a material interest adverse to the Company or its subsidiaries.

We have not paid dividends in the past and do not expect to pay dividends in the near future.

Significant Changes.

There have been no significant changes since the date of our most recent interim financial statements included in this Registration Statement.

Item 9.	The Offer and Listing.

Offer and Listing Details.

Our Common Shares without par value are issued in registered form. The transfer agent for the Common Shares is CIBC Mellon Trust Company at its principal office at Suite 1600, 1066 West Hastings Street, Vancouver, B.C., Canada. No significant trading suspensions have occurred in the Common Shares in the last three years. Our Common Shares have been listed and posted for trading on the TSX Venture Exchange under the current name since September 28, 2001. The Company’s Common Shares are not regularly traded in an organized market in the United States.

The following tables set forth the reported high and low closing bid prices (all expressed in Canadian dollars) on the TSX Venture Exchange for (a) each of the five most recent full financial years of the Company, (b) each full financial quarter in the last two full financial years of the Company, and any full financial quarters in the Company’s current financial year, and (c) each of the most recent six months.

High and Low Price for the Five Most
Recent Fiscal Years

Fiscal Year ended December 31	High	Low
2004	$1.15	$0.29
2003	$0.40	$0.05
2002	$0.29	$0.06
2001	$0.25	$0.05
2000	$0.20	$0.05

High and Low Prices for Each Quarter in the Last
Two Fiscal Years, and any Subsequent Quarters

Period Ended:	High	Low
March 31, 2005	$ $0.75	$1.26
December 31, 2004	$ $0.67	$0.95
September 30, 2004	$ $0.73	$1.15
June 30, 2004	$ $0.46	$0.83
March 31, 2004	$ $0.29	$0.65
December 31, 2003	$ $0.14	$0.40
September 30, 2003	$ $0.05	$0.17
June 30, 2003	$ $0.05	$0.12
March 31, 2003	$ $0.06	$0.10

High and Low Prices for the Most Recent Six
Months

Period:	High	Low
June 30, 2005	$1.26	$0.66
May 31, 2005	$0.63	$0.49
April 30, 2005	$0.59	$0.46
March 31, 2005	$1.16	$0.76
February 28, 2005	$1.12	$0.30
January 31, 2005	$0.90	$0.76

On June 30, 2005, the closing price of the Common Shares on the TSX Venture Exchange was $0.79 per Common Share.

Plan of Distribution.

Not applicable.

Markets.

Our Common Shares are listed on the TSX Venture Exchange under the trading symbol “KOG.”

Selling Shareholders.

Not applicable.

Dilution.

Not applicable.

Expenses of the Issue.

Not applicable.

Item 10.	Additional Information.

Share Capital.

The capital stock of the Company consists of an unlimited number of Common Shares without par or nominal value.

Share Capital	Number	$

Common Shares issued and outstanding at June 30, 2005:	44,910,540	$15,408,461

During the period from January 1, 2004 to December 31, 2004 the following share capital transactions have occurred:

Date	Type		CDN		Type of
of issue	of Issue	Number	Price	US Proceeds	Consideration	Commission
Feb/04	Private Placement	11,428,572	$ 0.35	$ 2,972,061	Cash	$263,801
Mar/Apr/04	Exercise of warrants	1,928,750	$ 0.15	$ 201,326	Cash	--
Mar/July/04	Exercise of warrants	370,000	$ 0.115	$ 31,922	Cash	--
July/04	Exercise of options	50,000	$ 0.15	$ 5,662	Cash	--
Aug/04	Exercise of warrants	5,649,286	$ 0.50	$ 2,174,810	Cash	--
Oct/04	Employee Stock Grant	75,000	$ 0.86	--	--	--

On March 2, 2004, the Company granted 1,000,000 share purchase options to directors entitling the holders thereof the right to purchase one common share for each option held at CDN$0.50 per share until March 1, 2009. On October 6, 2004, the Company granted 751,500 share purchase options to employees entitling the holders thereof the right to purchase one common share for each option held at CDN$1.00 per share until October 5, 2009.

At December 31, 2004, share purchase options outstanding are as follows:

(CDN $) Exercise Price	Number of options Outstanding	Expiry Date

$ 0.15	100,000	July 31, 2006
$ 0.15	100,000	December 6, 2006
$ 0.15	1,187,000	December 4, 2008
$ 0.50	1,000,000	March 1, 2009
$ 1.00	751,500	August 23, 2009

	3,138,500

At December 31, 2004, share purchase warrants outstanding are as follows:

(CDN $) Exercise Price	Number of warrants Outstanding	Expiry Date

$ 0.50	979,286	February 24, 2005
$ 1.00	2,824,643	August 25, 2005

	3,803,929

Memorandum and Articles of Association.

Objects and Purposes of the Company

The Articles and Bylaws of the Company places no restrictions upon the Company’s objects and purposes.

Directors’ Powers

The Company’s Bylaws provide that a director must disclose any material interest in a proposal, arrangement or contract with the Company, and must refrain from voting on any resolution with respect to such proposal, arrangement or contract except as may be permitted by the Business Corporations Act (Yukon Territory).

Section 4.1 of the Bylaws provides that the quorum necessary for the transaction of the business of the directors at any meeting of the board of directors shall consist of a majority of the directors holding office.

Section 4.18 of the Bylaws provides that the remuneration of the directors may be determined from time to time by the directors. There are no restrictions in the Bylaws upon the directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

Section 2.01 of the Bylaws gives directors a broad discretion to borrow money upon the credit of the Company, issue, re-issue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Company, whether secured or unsecured; to the extent permitted by the Business Corporations Act (Yukon Territory), give a guarantee on behalf of the Company to secure performance of any present or future indebtedness, liability or obligation of any person; and mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, moveable or immoveable, property of the Company including book debts, rights, powers, franchises and undertakings, to secure any bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Company.

Qualifications of Directors

There is no provision in the Articles or Bylaws imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

Section 4.2 of the Bylaws provides that a director shall not be required to hold a share in the capital of the Company as qualification for his office but no person shall be qualified for election as a director if he is less than 19 years of age, if he is of unsound mind and has been so found by a court in Canada or elsewhere; if he is not an individual; or if he has the status of a bankrupt.

Share Rights

All of the authorized Common Shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs. The issued Common Shares are not subject to call or assessment rights or any pre-emptive or conversion rights. The holders of Common Shares are entitled to one vote for each Common Share on all matters to be voted on by the shareholders. There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

To change the rights of shareholders of stock, where such rights are attached to an issued class or series of shares, the Business Corporations Act (Yukon Territory) requires the consent by a separate resolution of the shareholders of the class or series of shares, as the case may be, requiring a majority of 2/3 of the votes cast by all the shareholders entitled to vote on that resolution.

Meetings

The Business Corporations Act (Yukon Territory) provides that the directors of the Company must call an annual general meeting of shareholders not later than 15 months after the last preceding annual meeting. The Company must give to its shareholders, directors and auditor entitled to receive notice of a general meeting not less than 21 days’ and not more than 50 days’ notice before the meeting of the Company, but shareholders and any other person entitled to attend a meeting of shareholders may waive notice for a particular meeting. The Business Corporations Act (Yukon Territory) requires management of a corporation, concurrently with giving notice of a meeting of shareholders, to send a form of proxy in a prescribed form to each shareholder who is entitled to receive notice of the meeting. However a proxy is not required to be sent where the corporation has not more than 15 shareholders entitled to vote at a meeting of shareholders with 2 or more joint shareholders being counted as 1 shareholder, or if all of the shareholders entitled to vote at a meeting waive this requirement.

Limitations on Ownership of Securities

There are no limitations on the right to own securities, imposed by foreign law or by the charter or other constituent document of the Company.

Change in Control of Company

No provision of the Company’s articles of association, charter or bylaws would have the effect of delaying, deferring, or preventing a change in control of the Company, and operate only with respect to a merger, acquisition or corporate restructuring of the Company or any of its subsidiaries.

Ownership Threshold

There are no bylaw provisions governing the ownership threshold above which shareholder ownership must be disclosed.

Material Contracts.

Other than as already disclosed elsewhere in this Registration Statement, the Company has not entered into any material contracts, other than contracts entered into in the ordinary course of business, during the two year period immediately preceding the filing of this Registration Statement.

Exchange Controls.

Canada has no system of exchange controls. There are no exchange restrictions on borrowing from foreign countries nor on the remittance of dividends, interest, royalties and similar payments, management fees, loan repayments, settlement of trade debts, or the repatriation of capital. However, any dividends remitted to U.S. Holders, as defined below, will be subject to withholding tax. See “Item 10E — Taxation”.

Except as provided in the Investment Canada Act (the “Act”), as amended by the Canada-United States Free Trade Implementation Act (Canada) and the Canada-United States Free Trade Agreement, there are no limitations specific to the rights of non-Canadians to hold or vote the common shares of the Company under the laws of Canada or the Province of Alberta or in the charter documents of the Company.

Management of the Company considers that the following general summary fairly describes those provisions of the Act pertinent to an investment in the Company by a person who is not a Canadian resident (a “non Canadian”). However, provisions of the Act are complex and any non-Canadian contemplating an investment to acquire control of the Company should consult professional advisors as to whether and how the Act might apply.

The Act requires a non-Canadian making an investment which would result in the acquisition of control of a Canadian business, the gross value of the assets of which exceed certain threshold levels or the business activity of which is related to Canada’s cultural heritage or national identity, to either notify, or file an application for review with, Investment Canada, the federal agency created by the Act.

The notification procedure involves a brief statement of information about the investment on a prescribed form which is required to be filed with Investment Canada by the investor at any time up to 30 days following implementation of the investment. It is intended that investments requiring only notification will proceed without government intervention unless the investment is in a specific type of business activity related to Canada’s cultural heritage and national identity.

If an investment is reviewable under the Act, an application for review in the form prescribed is normally required to be filed with Investment Canada prior to the investment taking place and the investment may not be implemented until the review has been completed and the Minister responsible for Investment Canada is satisfied that the investment is likely to be of net benefit to Canada.

Factors to be considered include: (i) the effect of the investment on the level and nature of economic activity in Canada, including employment, on resource processing, on utilization of parts, components and services produced in Canada and on exports from Canada; (ii) the degree and significance of participation by Canadians in the Canadian business or new Canadian business and in any industry or industries in Canada of which the Canadian business or new Canadian business forms or would form a part; (iii) the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada; (iv) the effect of the investment on competition within any industry or industries in Canada; (v) the compatibility of the investment with national industrial, economic and cultural policies, taking into consideration industrial, economic and cultural objectives enunciated by the government or legislature of any province likely to be significantly affected by the investment; and (vi) the contribution of the investment to Canada’s ability to compete in world markets.

If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian must not implement the investment or, if the investment has been implemented, may be required to divest himself of control of the business that is the subject of the investment.

The following investments by non-Canadians are subject to notification under the Act:

(a)	an investment to establish a new Canadian business; and

(b)	an investment to acquire control of a Canadian business that is not reviewable pursuant to the Act.

The following investments by a non-Canadian are subject to review under the Act:

(a)	direct acquisitions of control of Canadian businesses with assets of $5,000,000 or more, unless the acquisition is being made by a World Trade Organization (“WTO”) member country investor (the United States being a member of the WTO);

(b)	direct acquisitions of control of Canadian businesses with assets of $223,000,000 or more by a WTO investor;

(c)	indirect acquisitions of control of Canadian businesses with assets of $5,000,000 or more if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

(d)	indirect acquisitions of control of Canadian businesses with assets of $50,000,000 or more even if such assets represent less than 50% of the total value of the assets of the entities, the control of which is being acquired, unless the acquisition is being made by a WTO investor, in which case there is no review;

(e)	indirect acquisitions of control of Canadian businesses with assets of $223,000,000 or more by a WTO investor if such assets represent more than 50% of the total value of the assets of the entities, the control of which is being acquired; and

(f)	an investment subject to notification that would not otherwise be reviewable if the Canadian business engages in the activity of publication, distribution or sale of books, magazines, periodicals, newspapers, film or video recordings, audio or video music recordings, or music in print or machine-readable form.

Generally speaking, an acquisition is direct if it involves the acquisition of control of the Canadian business or of its Canadian parent or grandparent and an acquisition is indirect if it involves the acquisition of control of a non-Canadian parent or grandparent of an entity carrying on the Canadian business. Control may be acquired through the acquisition of actual or lawful voting control of a Canadian corporation or through the acquisition of substantially all of the assets of the Canadian business. No change of voting control will be deemed to have occurred if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

A WTO investor, as defined in the Act, includes an individual who is a national of a member country of the World Trade Organization or who has the right of permanent residence in relation to that WTO member, a government or government agency of a WTO investor-controlled corporation, limited partnership, trust or joint venture and a corporation, limited partnership, trust or joint venture that is neither WTO-investor controlled or Canadian controlled of which two-thirds of its board of directors, general partners or trustees, as the case may be, are any combination of Canadians and WTO investors. The WTO review threshold ($223,000,000) is adjusted annually by a formula relating to increases in the nominal gross domestic product of Canada.

The higher thresholds for WTO investors do not apply if the Canadian business engages in activities in certain sectors such as uranium, financial services (except insurance), transportation services or media activities.

The Act specifically exempts certain transactions from either notification or review. Included among this category of transactions is the acquisition of voting shares or other voting interests by any person in the ordinary course of that person’s business as a trader or dealer in securities.

Taxation.

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions, to which United States security holders are subject under existing laws and regulations of Canada and the United States. The consequences, if any, of provincial, state and local taxes are not considered.

The following information is general and security holders should seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of the matters referred to herein and of any provincial, state or local taxes.

United States Federal Income Tax Consequences

United States Federal Income Tax Consequences

The following is a general discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of Common shares of the Company. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Certain Canadian Federal Income Tax Consequences”).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of Common shares of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of Common shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of Common shares of the Company who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold Common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their Common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own Common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire Common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to Common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the Common shares and thereafter as gain from the sale or exchange of the Common shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, to the extent that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the Common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s Common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends paid, and the proceeds of a sale of Company’s Common shares, in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of Common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of Common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of Common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the Common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the Common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the Common shares of the Company are held for more than one year. Deductions for net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of Common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, directly or indirectly, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company’s gross income for such year was derived from certain passive sources (e.g., from dividends received from its subsidiaries), the Company may be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold Common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging Common Shares to be treated as ordinary income rather than capital gain.

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more. The Company believes that it qualified as a PFIC for the fiscal year ended September 30, 2000 and may qualify as a PFIC in subsequent years. There can be no assurance that the Company’s determination concerning its PFIC status will not be challenged or that it will be able to satisfy record keeping requirements which will be imposed on a Qualifying Electing Fund (“QEF”). Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects in a timely manner to treat the Company as a QEF (an “Electing U.S. Holder”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of his Company Common shares (or deemed to be realized on the pledge of his shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

The procedure a U.S. Holder must comply with in making an effective QEF election will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which the Company is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a timely QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the U.S. Holder must elect to recognize (i) under the rules of Section 1291 of the Code (discussed below), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if the Company is a controlled foreign corporation, the U.S. Holder’s pro rata share of the Company’s post-1986 earnings and profits as of the qualification date. The qualification date is the first day of the Company’s first tax year in which the Company qualified as a “qualified electing fund” with respect to such U.S. Holder. The elections to recognize such gain or earnings and profits can only be made if such U.S. Holder’s holding period for the Common shares of the Company includes the qualification date. By electing to recognize such gain or earnings and profits, the U.S. Holder will be deemed to have made a timely QEF election. U.S. Holders are urged to consult a tax advisor regarding the availability of and procedure for electing to recognize gain or earnings and profits under the foregoing rules. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

If the Company no longer qualifies as a PFIC in a subsequent year, a timely QEF election will remain in effect, although not applicable, during those years that the Company is not a PFIC. Therefore, if the Company requalifies as a PFIC, the QEF election previously made is still valid, and the U.S. Holder is required to satisfy the requirements of that election. Furthermore, a QEF election remains in effect with respect to a U.S. Holder, although dormant, after a U.S. Holder disposes of its entire interest in the Company. Upon the U.S. Holder’s reacquisition of an interest in the Company, the QEF election will apply to the newly acquired stock of the Company.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC, may annually elect to mark such stock to the market (a “mark-to-market election”). If such an election is made, such U.S. Holder will not be subject to the special taxation rules of Section 1291 described below for the taxable year for which the mark-to-market election is made. A U.S. Holder who makes such an election will include in income for the taxable year for which the election was made in an amount equal to the excess, if any, of the fair market value of the Common shares of the Company as of the close of such tax year over such U.S. Holder’s adjusted basis in such Common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the Common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the Common shares in the Company included by such U.S. Holder for prior tax years, including any amount which would have been included for any prior tax year but for Section 1291 interest on tax deferral rules discussed below with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. U.S. Holder’s adjusted tax basis in the Common shares of the Company will be adjusted to reflect the amount included or deducted as a result of a mark-to-market election. A mark-to-market election only applies to the taxable year in which the election was made. A separate election must be made by a U.S. Holder for each subsequent taxable year. Because the Internal Revenue Service has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Company Common shares and (ii) certain “excess distributions”, as specifically defined, by the Company.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Company Common shares and all excess distributions on his Company Common shares over the entire holding period for the Company. All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds Company Common shares, then the Company will continue to be treated as a PFIC with respect to such Company Common shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Holders) as if such Company Common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company Common shares in the hands of the transferee and the basis of any property received in the exchange for those Common shares would be increased by the amount of gain recognized. An Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee’s basis is equal to (i) the fair market value of the Electing U.S. Holder’s Common shares, less (ii) the excess of the fair market value of the Electing U.S. Holder’s Common shares reduced by the U.S. Holder’s adjusted basis in these Common shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the Common shares are transferred. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to Company Common shares while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Company (“United States shareholder”), the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro-rata shares of the Subpart F income of the CFC. Such U.S. shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro-rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of Common shares of the Company who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. This rule generally will be effective for taxable years of United States shareholders beginning after December 31, 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of Common shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

Canadian Federal Income Tax Considerations

The summary below is restricted to the case of a holder (a “Holder”) of one or more Common shares who for the purposes of the Income Tax Act (Canada) (the “Act”) is a non-resident of Canada, holds his Common shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on this

Common shares. Under the 1995 Protocol amending the Canada-U.S. Income Tax Convention (1980) (the “Treaty”) the rate of Part XIII Tax is applicable to a dividend on Common shares paid to a Holder who is a resident of the United States. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder, which is 15% reduced to 5% if the shareholder owns at least 10% of the outstanding Common shares of the Company.

Disposition of Common Shares

A Holder who disposes of a Common share, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the Common share constituted “taxable Canadian property” as defined by the Act. A capital gain occurs when proceeds from the disposition of a share of other capital property exceeds the original cost. A capital loss occurs when the proceeds from the disposition of a share are less than the original cost. Under the Act, capital gain is effectively taxed at a lower rate as only 50% of the gain is effectively included in the Holder’s taxable income.

Generally, a Common share will not constitute taxable Canadian property of a Holder unless he held the Common shares as capital property used by him carrying on a business (other than an insurance business) in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The disposition of a Common share that constitutes “taxable Canadian property” of a Holder could also result in a capital loss which can be used to reduce taxable income to the extent that such Holder can offset it against a capital gain. A capital loss cannot be used to reduce all taxable income (only that portion of taxable income derived from a capital gain).

A Holder who is a resident of the United States and realizes a capital gain on disposition of a Common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common share is derived from, or forms an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the Common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately, and for a total of 120 months during the 20 years, preceding the disposition, and (ii) owned the Common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of a Common share must include one-half of the capital gain (taxable capital gain) in computing his taxable income earned in Canada. This Holder may, subject to certain limitations, deduct one-half of any capital loss (allowable capital loss) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

Dividends and Paying Agents.

Not applicable.

Statement by Experts.

The following prepared or certified a statement, report or valuation described or included in this Registration Statement:

Name	Qualified Person with Respect to	# of Securities Held
Amisano Hansen	The audit report dated April 12, relating to the financial statements of the Company for the financial year ended December 31, 2004.	0%

Documents on Display.

The documents described herein may be inspected at the principal executive offices of the Company, 1625 Broadway, Suite 330, Denver Colorado, 80202, during normal business hours.

Subsidiary Information.

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 12.	Description of Securities Other than Equity Securities.

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.	Controls and Procedures

Not applicable.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Not applicable.

Item 16B.	Code of Ethics

Not applicable.

Item 16C.	Principal Accountant Fees and Services

Not applicable.

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

PART III

Item 17.	Financial Statements.

The Company’s Consolidated Financial Statements are stated in Canadian Dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as discussed in Note 11 to the Consolidated Financial Statements of the Company.

The Consolidated Financial Statements of the Company as required under Item 17 of Form 20-F attached hereto are individually listed under Item 19, and are found immediately following the text of this Registration Statement. The audit report of Amisano Hanson, Chartered Accountants, is included herein immediately preceding the Consolidated Financial Statements.

Item 18.	Financial Statements.

Not applicable.

Item 19.	Exhibits.

Financial Statements

The Consolidated Financial Statements of the Corporation and exhibits listed below are filed with this Registration Statement on Form 20-F in the United States.

The following financial statements are attached to and form part of this Registration Statement:

•	Auditor's Report to the Shareholders of Kodiak Oil & Gas Corp. dated April 12, 2005

•	Consolidated Balance Sheets as at December 31, 2004 and 2003

•	Consolidated Statements of Operations and Deficit for the years ended December 31, 2004, 2003 and 2002

•	Consolidated Statements of Cash Flows for the years ended December 31, 2004, 2003 and 2002

•	Notes to the Consolidated Financial Statements for the years ended December 31, 2004, 2003 and 2002

•	Interim Consolidated Balance Sheets at June 30, 2005

•	Interim Consolidated Statements of Loss and Deficit for the three and six months ended June 30, 2005 and 2004

•	Interim Consolidated Statements of Cash Flows for the three and six months ended June 30, 2005 and 2004

•	Notes to the Interim Consolidated Financial Statements for the six months ended June 30, 2005

Exhibits

The following exhibits are attached to and form part of this Registration Statement:

Exhibit Number	Description
1.1	Certificate of Continuance of Kodiak Oil & Gas Corp., dated September 20, 2001
1.2	Articles of Continuation of Kodiak Oil & Gas Corp.
1.3	General By-Law No. 1
4.1	Second Amendment of Lease, dated May 27, 2005, between Kodiak Oil & Gas (USA) Inc. and Brookfield Denver Inc.
4.2	Form of Stock Option Agreements
4.3	Agency Agreement, dated February 22, 2005 between the Company and Jennings Capital
4.4	Agency Agreement, dated January 26, 2004 between the Company and Jennings Capital
4.5	Kodiak Oil & Gas Corp. Incentive Stock Option Plan
23.1	Consent of Amisano Hanson, Chartered Accountants

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Registration Statement on its behalf.

KODIAK OIL & GAS CORP. (Registrant) /s/ Lynn A. Peterson Lynn A. Peterson President

Date:  November 29, 2005

Exhibits

The following exhibits are attached to and form part of this Registration Statement:

Exhibits

The following exhibits are attached to and form part of this Registration Statement:

Exhibit Number	Description
1.1	Certificate of Continuance of Kodiak Oil & Gas Corp., dated September 20, 2001
1.2	Articles of Continuation of Kodiak Oil & Gas Corp.
1.3	General By-Law No. 1
4.1	Second Amendment of Lease, dated May 27, 2005, between Kodiak Oil & Gas (USA) Inc. and Brookfield Denver Inc.
4.2	Form of Stock Option Agreements
4.3	Agency Agreement, dated February 22, 2005 between the Company and Jennings Capital
4.4	Agency Agreement, dated January 26, 2004 between the Company and Jennings Capital
4.5	Kodiak Oil & Gas Corp. Incentive Stock Option Plan
23.1	Consent of Amisano Hanson, Chartered Accountants

KODIAK OIL & GAS CORP.

(A Development Stage Corporation)

REPORT AND FINANCIAL STATEMENTS

December 31, 2004 and 2003

(Stated in US Dollars)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	Amisano Hanson Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders,
Kodiak Oil & Gas Corp.
(A Development Stage Corporation)

We have audited the consolidated balance sheets of Kodiak Oil & Gas Corp. (A Development Stage Corporation) as at December 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Kodiak Oil & Gas Corp. as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada April 12, 2005	“AMISANO HANSON“ Chartered Accountants

COMMENTS BY AUDITORS FOR U. S. READERS ON CANADA-U.S REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and discharge of liabilities in the normal course of business. As discussed in Note 1 to the accompanying financial statements, the Company has not yet achieved profitable operations and has accumulated losses of $3,824,536 since inception, which raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada April 12, 2005	“AMISANO HANSON“ Chartered Accountants

750 WEST PENDER STREET, SUITE 604 VANCOUVER CANADA V6C 2T7	TELEPHONE: 604-689-0188 FACSIMILE: 604-689-9773 E-MAIL: amishan@telus.net

KODIAK OIL & GAS CORP.
(A Development Stage Corporation)
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003
(Stated in US Dollars)

	2004	2003

ASSETS
Current
Cash and cash equivalents	$2,702,763	$19,907
Amounts receivable	22,565	477
Prepaid expenses	31,417	--

Total Current Assets	2,756,745	20,384

Property and Equipment
Oil and gas properties - Note 3	2,357,601	685,301
Equipment - Note 7	93,140	--

Net property and equipment	2,450,741	685,301

Total Assets	$5,207,486	$705,685

LIABILITIES
Current
Accounts payable and accrued liabilities	$369,008	$87,925
Due to a related party - Note 8	--	35,246
Promissory note payable - Note 4	--	270,654

Total Current Liabilities	369,008	393,825

SHAREHOLDERS’ EQUITY
Share capital - Notes 5, 6 and 12	8,158,487	2,981,007
Contributed surplus - Note 5	504,527	93,289
Deficit accumulated during the development stage	(3,824,536)	(2,762,436)

Total Shareholder Equity	4,838,478	311,860

Total Liabilities and Shareholders' Equity	$5,207,486	$705,685

Nature and Continuance of Operations – Note 1 Commitments – Notes 5 and 6 Subsequent Events – Note 12

SEE ACCOMPANYING NOTES

KODIAK OIL & GAS CORP.
(A Development Stage Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
for the years ended December 31, 2004, 2003 and 2002
(Stated in US Dollars)

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002

General and Administrative Expenses
Accounting and audit fees	$18,894	$10,000	$9,843
Filing fees	7,690	8,650	4,001
Interest and bank charges - Note 8	2,912	7,160	497
Investor relations	98,240	23,467	4,062
Legal fees	32,498	11,017	10,232
Management fees - Note 8	--	76,950	19,109
Office and general - Note 8	71,600	12,130	7,248
Rent - Note 8	29,236	18,900	11,465
Reserve Engineering	15,000	--	--
Salaries and wages	399,914	--	--
Stock-based compensation - Note 5	411,238	93,289	--
Transfer agent fees	6,515	4,492	3,924
Travel	43,715	7,130	14,038

Loss before other items	(1,137,452)	(273,185)	(84,419)

Other items:
Interest income	20,449	--	--
Gain (loss) on foreign exchange	68,574	(2,498)	(3,251)
Depreciation expense	(13,671)	--	--

Net loss for the year	(1,062,100)	(275,683)	(87,670)

Deficit accumulated during the development stage,
beginning of the year	(2,762,436)	(2,486,753)	(2,399,083)

Deficit accumulated during the development stage, end of the year	$(3,824,536)	$(2,762,436)	$(2,486,753)

Basic and diluted loss per share	$(0.04)	$(0.02)	$(0.01)

Weighted average number of shares outstanding	27,696,443	14,373,675	8,076,175

SEE ACCOMPANYING NOTES

KODIAK OIL & GAS CORP.
(A Development Stage Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 2004, 2003 and 2002
(Stated in US Dollars)

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002

Operating Activities
Net loss for the year	$(1,062,100)	$(275,683)	$(87,670)
Items not involving cash:
Amortization	13,671	--	--
Stock-based compensation	411,238	93,289	--
Changes in non-cash working capital items
related to operations:
Amounts receivable and prepaid expenses	(53,505)	(302)	4,369
Prepaid expenses	--	--	4,247
Accounts payable and accrued liabilities	281,083	38,124	6,920
Due to a related party	(35,246)	(3,904)	(36,550)

	(444,859)	(148,476)	(35,584)

Investing Activities
Equipment additions	(106,811)	--	--
Oil and gas properties costs	(1,672,300)	(488,552)	(4,206)

	(1,779,111)	(488,552)	(4,206)

Financing Activities
Proceeds from the issuance of shares, net of issuance costs	5,177,480	386,155	36,872
Promissory note payable	(270,654)	270,654	--

	4,906,826	656,809	656,809

Increase (decrease) in cash and cash equivalents during the year	2,682,856	19,781	(2,918)

Cash and cash equivalents, beginning of the year	19,907	126	3,044

Cash and cash equivalents, end of the year	$2,702,763	$19,907	$126

Cash and cash equivalents represented by:
Cash	$2,328,387	$19,907	$126
Term deposit	374,376	--	--

	$2,702,763	$19,907	$126

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$8,824	$--	$--

Income taxes	$--	$--	$--
Non-cash Transactions - Note 10

SEE ACCOMPANYING NOTES

KODIAK OIL & GAS CORP.
(A Development Stage Corporation)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002
(Stated in US Dollars)

Note 1	Nature and Continuance of Operations

The Company is a development stage public company listed for trading on the TSX Venture Exchange and whose corporate headquarters are located in Denver, Colorado, USA. The Company is in the development stage and is in the process of exploring and developing its oil and gas properties primarily in Wyoming, USA and has not yet determined whether these properties contain reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred exploration expenditures are dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying prospects, the ability of the Company to obtain necessary financing to complete the development of the resource properties and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis. As at December 31, 2004, the Company has accumulated losses of $3,778,492 since inception and has yet to achieve profitable operations. The Company’s ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that the Company will be able to continue as a going concern. These financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

The Company was incorporated (continued) in the Yukon on September 28, 2001.

Note 2	Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada. The majority of the Corporation’s business is transacted in US dollars and, accordingly, the financial statements are expressed in US dollars. Differences with respect to accounting principles generally accepted in the United States of America are described in Note 11. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results could differ from these estimates.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Kodiak Oil & Gas Corp.
(A Development Stage Corporation)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Stated in US Dollars) – Page 2

Note 2	Summary of Significant Accounting Policies – (con’d)

a)	Principal of Consolidation

These financial statements include the accounts of the Kodiak Oil & Gas Corp. and its wholly-owned subsidiary, Kodiak Oil & Gas (USA) Inc. All significant inter-company balances and transactions have been eliminated.

b)	Cash and Cash Equivalents

Cash and cash equivalents consist of all highly liquid investments that are readily convertible to cash and have maturities of three months or less when purchased.

c)	Oil and Gas Properties

The Company follows the full cost method of accounting for oil and gas operations whereby all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Costs capitalized, together with the costs of production equipment, are depleted and amortized on the unit-of-production method based on the estimated gross proved reserves as determined by independent petroleum engineers. Petroleum products and reserves are converted to a common unit of measure, using 6 MCF of natural gas to one barrel of oil.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Proceeds from a sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would alter the rate of depletion by more than 20%. Royalties paid net of any tax credits received are netted with oil and gas sales.

Kodiak Oil & Gas Corp.
(A Development Stage Corporation)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Stated in US Dollars) – Page 3

Note 2	Summary of Significant Accounting Policies – (con’d)

c)	Oil and Gas Properties – (cont’d)

In applying the full cost method, the Company performs a ceiling test on properties which restricts the capitalized costs less accumulated depletion from exceeding an amount equal to the estimated undiscounted value of future net revenues from proved oil and gas reserves, as determined by independent engineers, based on sales prices achievable under existing contracts and posted, average reference prices in effect at the end of the year and current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes.

d)	Asset retirement obligations

The Company has adopted, effective January 1, 2004, the new Canadian Institute of Chartered Accountants standard dealing with accounting for asset retirement obligations. Under the new standard the Company recognizes and measures the liabilities for obligations associated with the retirement of petroleum and natural gas properties when those obligations result from the acquisition, construction, development or normal operation of the asset. The obligation is measured at fair value and the related costs recorded as part of the carrying value of the related asset. In subsequent periods, the liability is adjusted for the change in present value and any changes in the amount or timing of the underlying future cash flows required to settle the obligation. Actual costs to retire petroleum and natural gas properties are deducted from the accrued liability as these costs are incurred. The adoption of this policy has not resulted in any material adjustments.

e)	Equipment and Amortization

Equipment consists of office equipment and vehicles which are recorded at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of three years for office equipment and five years for vehicles.

f)	Financial Instruments

The carrying value of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, due to a related party and promissory note payable approximate fair value because of the short maturity date of those instruments. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Kodiak Oil & Gas Corp.
(A Development Stage Corporation)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Stated in US Dollars) – Page 4

Note 2	Summary of Significant Accounting Policies – (con’d)

g)	Basic and Diluted Earnings (Loss) Per Share

Basic earnings per share are computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

h)	Stock-based Compensation Plan

The fair value of all share purchase options granted subsequent to January 1, 2002 are expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s share purchase options.

i)	Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

j)	Foreign Currency Translation

Monetary items denominated in a foreign currency, other than U.S. dollars, are translated into U.S. dollars at exchange rates prevailing at the balance sheet date and non-monetary items are translated at exchange rates prevailing when the assets are acquired or obligations incurred. Foreign currency denomination revenue and expense items are translated at exchange rates prevailing at the transaction date. Gains or losses arising from the translations are included in operations.

Kodiak Oil & Gas Corp.
(A Development Stage Corporation)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Stated in US Dollars) – Page 5

Note 3	Oil and Gas Properties

The aggregate amount of capitalized costs relating to crude oil and natural gas producing activities and the aggregate amount of related accumulated depreciation, depletion and amortization at December 31, 2004 and 2003 are as follows. No depreciation, depletion nor amortization were recorded as the Company did not have any production during the years ended December 31, 2004 and 2003.

	Balance December 31, 2002	Additions	Balance December 31, 2003	Additions	Balance December 31, 2004

Property acquisitions	$90,000	$263,415	$353,415	$399,758	$753,173
Exploration	9,480	322,406	331,886	1,272,542	1,604,428

Total Unproved Properties	$99,480	$585,821	$685,301	$1,672,300	$2,357,601

Pacific Rim Projects-Green River Basin

The Company owns a 20% undivided working interest in 14,640 gross acres comprising the Pacific Isle CBM Unit, located in Sweetwater County, Wyoming. As of December 31, 2004, the Company owned this interest in 15 gross (3 net) gas wells and one water disposal well. All of the Company’s acreage has been included in a federal oil and gas coalbed methane drilling unit.

Chicken Springs Prospect

The Company owns a 40% before-payout working interest in 11,892 gross acres within the Chicken Springs Unit, a 19,800 acre federal oil and gas coalbed methane unit located in Sweetwater County, Wyoming.

Chicken Ranch Prospect

The Company has acquired an interest under 7,528 gross acres on its Chicken Ranch Prospect located in Sweetwater County, Wyoming.

Masterson Prospect

The Company has a 40% working interest in the Masterson Prospect and has acquired an interest under 2,954 gross acres with an option to earn under an additional 960 acres within the Prospect area located in Sweetwater County, Wyoming

Kodiak Oil & Gas Corp.
(A Development Stage Corporation)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Stated in US Dollars) – Page 6

Note 3	Oil and Gas Properties – (cont’d)

Windy Point Prospect

The Company owns a 50% working interest in 1,771 acres located in Lincoln County, Wyoming.

Note 4	Promissory note payable

During the year ended December 31, 2003, in connection with oil and gas acquisitions, the Company issued a promissory note for $264,000 payable to CP Resources LLC, a company controlled by directors in common, which bears interest at a rate of 1% over the prime rate of Wells Fargo Bank. The amount was unsecured and had no specific terms of repayment. During the year ended December 31, 2004 the note and accrued interest of $8,824 was repaid.

Note 5	Share Capital – Notes 6 and 12

a) Authorized: 100,000,000 common shares without par value

b) Issued:

		Number	Amount

Balance, December 31, 2002		8,266,175	$ 2,497,583
For cash:
– pursuant to private placement	– at CDN$0.115	3,857,500	303,590
Less: share issue costs		--	(17,970)
– pursuant to exercise of warrants	– at CDN$0.13	500,000	49,300
– pursuant to exercise of options	– at CDN$0.15	450,000	51,235
Pursuant to property acquisition	– at CDN$0.10	1,300,000	97,269

Balance, December 31, 2003		14,373,675	2,981,007
For cash:
– pursuant to private placement	– at CDN$0.35	11,428,572	2,972,061
Less: share issue costs			(263,801)
– pursuant to exercise of warrants	– at CDN$0.15	1,928,750	201,326
– pursuant to exercise of warrants	– at CDN$0.115	370,000	31,922
– pursuant to exercise of warrants	– at CDN$0.50	5,649,286	2,174,810
– pursuant to exercise of options	– at CDN$0.15	50,000	5,662
Pursuant to employment agreement	– at CDN$0.86	75,000	55,500

Balance, December 31, 2004		33,875,283	$ 8,158,487

Kodiak Oil & Gas Corp.
(A Development Stage Corporation)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Stated in US Dollars) – Page 7

Note 5	Share Capital – Notes 6 and 12 (cont’d)

c)	Commitments:

Stock-based Compensation Plan

The Company has a stock-based compensation plan whereby share purchase options may be granted with an exercise price equal to the trading value when granted. The total number of share purchase options outstanding cannot exceed 10% of the total number of shares issued. The share purchase options vest when granted except for share purchase options granted to consultants which vest at 25% every three months. During the year ended December 31, 2004, the Company also granted share purchase options to employees which vest at one-third of the amount granted on each anniversary over a three year period.

For the year ended December 31, 2004 the Company recorded stock-based compensation of $411,238 (2003: $93,289). Included in this amount is $6,943 (2003: $Nil) associated with options granted to consultants.

The following assumptions were used for the Black-Scholes model:

	2004	2003
Risk free rates	3.75%	2.43%
Dividend yield	0%	0%
Expected volatility	110.4%	86%
Weighted average expected stock option life	4 yrs	3.5 yrs

The weighted average fair value at the date of grant for stock options granted is as follows:

	2004	2003
Weighted average fair value per share	$ 0.23	$ 0.07
Total options granted	1,751,500	1,337,000
Total weighted average fair value of options
granted	$ 406,031	$ 98,496

Kodiak Oil & Gas Corp.
(A Development Stage Corporation)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Stated in US Dollars) – Page 8

Note 5	Share Capital – Notes 6 and 12 (cont’d)

c)	Commitments: – (cont’d)

A summary of the share purchase options outstanding is as follows:

	Number of Options	(CDN$) Weighted Average Exercise Price
Balance December 31, 2002	550,000	$ 0.15
Options exercised	(450,000)	0.15
Options Granted	1,337,000	0.15

Balance outstanding at December 31, 2003	1,437,000	$ 0.15
Options Granted	1,751,500	0.71
Options Exercised	(50,000)	0.15

Balance outstanding at December 31, 2004	3,138,500	$0.465

Balance vested and exercisable at December 31, 2004	2,742,000

At December 31, 2004, share purchase options outstanding are as follows:

(CDN$) Exercise Price	Number of Shares	Expiry Date
$0.15	100,000	July 31, 2005
$0.15	100,000	December 6, 2006
$0.15	1,187,000	December 4, 2008
$0.50	1,000,000	March 1, 2009
$1.00	751,500	August 23, 2009

	3,138,500

Kodiak Oil & Gas Corp.
(A Development Stage Corporation)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Stated in US Dollars) – Page 9

Note 5	Share Capital – Notes 6 and 12 (cont’d)

c)	Commitments:

Share Purchase Warrants

        Share purchase warrant transactions are summarized as follows:

	Number of Warrants	(CDN$) Average Exercise Price
Balance, December 31, 2002	1,882,500	0.15
Warrants exercised	(425,000)	0.13
Warrants expired	(1,457,500)	0.13
Warrants granted	2,298,750	0.15

Balance, December 31, 2003	2,298,750	$0.15
Warrants exercised	(2,298,750)	0.15
Warrants granted	6,628,572	0.50
Warrants exercised	(5,649,286)	0.50
Warrants granted	2,824,643	1.00

Balance, December 31, 2004	3,803,929	$0.87

At December 31, 2004, share purchase warrants outstanding are as follows:

(CDN$) Exercise Price	Number of warrants Outstanding	Expiry Date

$0.50	979,286	February 24, 2005
$1.00	2,824,643	August 25, 2005

	3,803,929

Subsequent to December 31, 2004, 44,029 warrants at $0.50 expired.

Kodiak Oil & Gas Corp.
(A Development Stage Corporation)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Stated in US Dollars) – Page 10

Note 6	Commitments – Note 5

The Company leases office facilities under an operating lease agreement which expires on June 30, 2010. The lease agreement requires payments of $39,000 in 2005, $38,000 in 2006, $40,000 in 2007, $41,500 in 2008, $42,000 in 2009 and $22,000 in 2010. Rent expense in 2004 was $29,000 and $19,000 in 2003. The Company has no other capital leases and no other operating lease commitments.

During the year ended December 31, 2004, the Company entered into three one year employment agreements. Each agreement includes the issue of 50,000 common shares of which 25,000 were issued upon commencement and 25,000 are to be issued on the anniversary date of September 1, 2005.

Note 7	Equipment

	2004
	Cost	Accumulated Amortization	Net
Vehicles	$ 71,554	$10,733	$60,821
Computer equipment	35,257	2,938	32,319

	$106,811	$13,671	$93,140

2003
	Cost	Accumulated Amortization	Net
Vehicles	$ --	$ --	$ --
Computer equipment	--	--	--

	$ --	$ --	$ --

Kodiak Oil & Gas Corp.
(A Development Stage Corporation)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Stated in US Dollars) – Page 11

Note 8	Related Party Transactions – Note 4

The Company incurred the following amounts charged by directors and officers of the Company and a company with common directors:

	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002

Interest expense	$ 2,170	$ 6,654	$ --
Management fees	--	76,950	19,109
Office and general	--	8,100	4,733
Rent	--	18,900	11,465

	$ 2,170	$110,604	$ 35,307

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties. During the year ended December 31, 2004 directors and officers previously providing management services became employees of the Company.

Due to a related party at December 31, 2004 $Nil (2003: $35,246) is due to CP Resources LLC for unpaid management fees, office rent and telephone charges.

Note 9	Income Taxes

The Company has available resource deductions of $2,090,464 and non-capital losses of approximately $1,320,000 which may be carried forward to reduce taxable income in future years. The non-capital losses expire as follows:

2009	$ 87,000
2010	74,000
2014	959,000

$1,320,000

Kodiak Oil & Gas Corp.
(A Development Stage Corporation)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Stated in US Dollars) – Page 12

Note 9	Income Taxes – (cont’d)

Significant components of the Company’s future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2004	2003

Future income tax assets
Net tax losses carried forward	$ 470,100	$ 141,343
Exploration and development expenses	744,205	817,790

	1,214,315	959,133
Valuation allowance for future income tax assets	(1,214,315)	(959,133)

Future income tax assets, net	$ --	$ --

Note 10	Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. During the year ended December 31, 2004, the Company issued 75,000 common shares valued at $55,500 for employment services. During the year ended December 31, 2003 the Company issued 1,300,000 common shares of the Company valued at $97,269 to acquire an additional working interest in the oil and gas properties. These transactions have been excluded from the statement of cash flows.

Note 11	Differences between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian generally accepted principles (“Canadian GAAP”) which conform in all material respects with United States generally accepted accounting principles (“U.S. GAAP”), except for the following differences:

a)	Oil and gas properties

Under U.S. GAAP, the ceiling test under the full cost method is performed for each cost centre by comparing the unamortized capitalized costs in each cost centre and ensuring they do not exceed the sum of the present value, discounted at 10% of the estimated future net revenues from production of proved reserves plus unimpaired unproved property costs less development costs, asset retirement obligations and applicable income taxes. Under Canadian GAAP, a similar ceiling test calculation is performed with the exception that future revenues are undiscounted and use forecast pricing to determine whether an impairment exists and are on a before tax basis. Any impairment amount is measured using the fair value of proved and probable reserves. The difference had no material consequences as the Company does not have any proven reserves.

Kodiak Oil & Gas Corp.
(A Development Stage Corporation)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Stated in US Dollars) – Page 13

Note 11	Differences between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

b)	Stock-based compensation

During 2003 the Company adopted the fair value based method of accounting under Canadian GAAP for stock based compensation, as described in Note 2(h), with prospective application. For US GAAP purposes the Company adopted, effective January 1, 2003, Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-based Compensation, issued by the United States Financial Accounting Standards Board (“FASB”). SFAS 123 establishes financial accounting and reporting standards for stock-based employee compensation under U.S. GAAP. As a result, the stock option compensation expense recognized in 2004 and 2003 is not materially different between US and Canadian GAAP. There were no options granted for 2002.

c)	Asset retirement obligations

Effective January 1, 2004, the Company retroactively adopted the Canadian Institute of Chartered Accountant’s new standard on Asset Retirement Obligations. This standard is equivalent to U.S. SFAS 143 “Accounting for Asset Retirement Obligations” which requires the recognition of the estimated fair value of asset retirement obligations as a liability commencing for all fiscal years beginning after June 15, 2002. Accordingly, there were no material differences between Canadian GAAP and US GAAP in respect of the accounting for asset retirement obligations.

d)	Recent accounting pronouncements

In December 2004, the FASB Issued SFAS No. 123R, “Share Based Payments”, which addresses the issue of measuring compensation cost associated with Share Based Payment plans. This statement requires that all such plans, for public entities, be measured at fair value using an option pricing model whereas previously certain plans could be measured using either a fair value method or an intrinsic value method. The revision is intended to increase the consistency and comparability of financial results by only allowing one method of application. This revised standard is effective for the annual period beginning on or after June 15, 2005 for awards granted on or after the effective date. The Company is evaluating the effect of this standard on its consolidated financial statements.

Kodiak Oil & Gas Corp.
(A Development Stage Corporation)
Notes to the Consolidated Financial Statements
December 31, 2004, 2003 and 2002
(Stated in US Dollars) – Page 14

Note 11	Differences between Canadian and United States Generally Accepted Accounting Principles – (cont’d)

d)	Recent accounting pronouncements – (cont’d)

In June 2004, FASB issued an exposure draft of a proposed Statement, “Fair Value Measurements” to provide guidance on how to measure the fair value of financial and non-financial assets and liabilities when required by other authoritative accounting pronouncements. The proposed statement attempts to address concerns about the ability to develop reliable estimates of fair value and inconsistencies in fair value guidance provided by current U.S. GAAP, by creating a framework that clarifies the fair value objective and its application in GAAP. In addition, the proposal expands disclosures required about the use of fair value to re-measure assets and liabilities. The standard would be effective for financial statements issued for fiscal years beginning after June 15, 2005. The Company is evaluating the effect of this standard on its consolidated financial statements.

Note 12	Subsequent Events – Note 5

a)	On January 24, 2005, the Company acquired a 37.5% working interest in 2,093.26 acres in lands located in McKenzie County, North Dakota. The Company’s share of the acquisition costs was $1,291,443. The lands are in the Middle Bakken horizontal oil play located in eastern Montana and western North Dakota.

b)	On February 9, 2005, the Company issued 65,000 common shares at CDN$0.50 per share pursuant to the exercise of warrants.

c)	On February 22, 2005, the Company issued 870,257 common shares at CDN$0.50 per share pursuant to the exercise of warrants.

d)	On March 17, 2005, the Company issued 10 million common shares at CDN$0.86 per share pursuant to a private placement. The Company paid a commission of CDN$258,000.

Note 13	Comparative Figures

Certain of the comparative figures for 2003 and 2002 have been reclassified to conform with the presentation adopted for the current year.

KODIAK OIL & GAS CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

(Stated in US Dollars)

(Unaudited – Prepared by Management)

The  accompanying financial statements for the periods ended June 30, 2005 and 2004 have not been reviewed or audited by the Corporations’ auditor.

KODIAK OIL & GAS CORP.
INTERIM CONSOLIDATED BALANCE SHEETS
June 30, 2005 and December 31, 2004
(Stated in US Dollars)
(Unaudited – Prepared by Management)

	June 30, 2005	December 31, 2004

ASSETS
Current Assets
Cash and cash equivalents	$ 4,662,973	$ 2,702,763
Accounts receivable	307,446	3,180
Other receivables	44,182	19,385
Prepaid drilling	770,000	--
Other prepaid expenses	30,534	31,417

Total Current Assets	5,815,135	2,756,745

Property and Equipment
Oil and gas properties - Note 2	6,230,836	2,357,601
Equipment net of depreciation	93,297	93,140

	6,324,133	2,450,741

Total Assets	$ 12,139,268	$ 5,207,486

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$ 836,975	$ 328,570
Accrued liabilities	29,800	40,438

Total Current Liabilities	866,775	369,008

Shareholders’ Equity
Share capital – Note 3	15,408,461	8,158,487
Contributed surplus – Note 3	504,527	504,527
Deficit	(4,640,495)	(3,824,536)

	11,272,493	4,838,478

Total Liabilities and Stockholders’ Equity	$ 12,139,268	$ 5,207,486

SEE ACCOMPANYING NOTES

KODIAK OIL & GAS CORP.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the three and six months ended June 30, 2005 and 2004
(Stated in US Dollars)
(Unaudited — Prepared by Management)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004

Revenues
Gas sales	$ 13,545	$ --	$ 13,545	$ --

Costs and Expenses
Production costs	63,633	--	74,347	--
General and Administrative Expenses
Salaries and payroll taxes - Note 4	190,546	51,706	361,128	96,943
Office and general - Note 4	48 956	36,465	85,648	42,438
Investor relations	40 493	12,815	60,137	28,915
Rent – Note 4	11,845	4,723	23,706	10,108
Legal fees	6,931	7,186	21,737	19,826
Accounting and other fees	15,818	12,889	24,442	22,250
Travel and accommodation	9,005	8,872	24,674	15,319
Depreciation	7,216	3,578	13,732	3,578

Total Costs and Expenses	394,443	138,234	689,551	239,377

Loss from operations before other items	(380,898)	(138,234)	(676,006)	(239,377)
Other items:
Gain / (Loss) on currency exchange	(130,655)	(12,612)	(171,278)	6,313
Interest income	22,677	--	31,325	--
Stock based compensation	--	(1,736)	--	(316,275)

Net loss for the period	(488,876)	(152,582)	(815,959)	(549,339)

Deficit, beginning of the period	(4,151,619)	(3,159,193)	(3,824,536)	(2,762,436)

Deficit, end of the period	$(4,640,495)	$(3,311,775)	$(4,640,495)	$(3,311,775)

Basic loss per share	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.01)

SEE ACCOMPANYING NOTES

KODIAK OIL & GAS CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and six months ended June 30, 2005 and 2004
(Stated in US Dollars)
(Unaudited — Prepared by Management)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004

Operating Activities
Net loss for the period	$ (488,876)	$ (152,582)	$ (815,959)	$ (549,339)
Add item not affecting cash:
Depreciation	7,216	3,578	13,732	3,578
Stock based compensation	--	1,736	--	316,275

	(481,660)	(147,268)	(802,227)	(229,486)
Changes in non-cash working capital
items related to operations:
Accounts receivable	(203,212)	--	(304,266)	--
Other receivables	(16,132)	(30,604)	(24,797)	(32,734)
Prepaid drilling	(773,082)	--	(770,000)	--
Other prepaid expenses	(6,908)	(10,042)	883	(10,042)
Accrued liabilities	(16,561)	112	(10,639)	1,245
Accounts payable	653,137	(224,438)	508,405	100,886
Due to related party	--	(41,674)	--	(305,900)

Net cash used by operating activities	(844,418)	(453,914)	(1,402,641)	(476,031)
Investing Activities
Oil and gas properties	(2,232,204)	(155,589)	(3,873,235)	(512,369)
Equipment	(13,889)	(34,080)	(13,889)	(71,554)

Net cash used for investing activities	(2,246,093)	(189,669)	(3,887,124)	(583,923)
Financing Activity
Proceeds from the issuance of shares,
net of issuance costs	12,122	190,943	7,249,975	2,926,031

Increase (decrease) in cash
during the period	(3,078,389)	(452,640)	1,960,210	1,866,077
Cash beginning of the period	7,741,362	2,338,624	2,702,763	19,907

Cash end of the period	$ 4,662,973	$ 1,885,984	$ 4,662,973	$ 1,885,984

SEE ACCOMPANYING NOTES

KODIAK OIL & GAS CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005
(Stated in US Dollars)
(Unaudited – Prepared by Management)

Note 1	Interim Reporting

While the information presented in the accompanying consolidated interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. The consolidated interim statements follow the same accounting policies and method of their application as the Company’s December 31, 2004 annual financial statements. These consolidated interim statements should be read in conjunction with the Company’s audited financial statements and notes thereto for the year ended December 31, 2004.

Note 2	Oil and Gas Properties

	Balance December 31, 2004	Additions	Balance June 30, 2005

Acquisition cost
Property costs	$753,173	$2,676,201	$3,429,374
Exploration costs
Drilling and completion	1,604,428	1,197,034	2,801,462

Total Oil and Gas Properties	$2,357,601	$3,873,235	$6,230,836

No depletion was calculated for the period ended June 30, 2005 as the Company commenced gas production in June 2005 and the produced quantities were not material. The Company intends to calculate depreciation by units of production method based on proved reserves commencing the quarter ending September 30, 2005. No depreciation, depletion or amortization was recorded during the period ended June 30, 2004, since the Company did not have production.

Kodiak Oil & Gas Corp.
Notes to the Interim Consolidated Financial Statements
June 30, 2005
(Stated in US Dollars)
(Unaudited – Prepared by Management) – Page 2

Note 3	Share Capital – Note 6

a)	Authorized:

100,000,000 common shares without par value

b) Issued:	Number	$

Balance, December 31, 2004	33,875,283	8,158,487
For cash:
– pursuant to private placement–at CDN$0.86	10,000,000	7,151,766
Less: share issue costs	--	(292,371)
– pursuant to exercise of warrants–at CDN$0.50	65,000	26,410
– pursuant to broker warrants–at CDN$0.50	870,257	352,046
– pursuant to exercise of options–at CDN$0.15	100,000	12,123

Balance June 30, 2005	44,910,540	15,408,461

c)	Commitments:

Stock-based Compensation Plan

Effective for the year ended December 31, 2003, the Company had adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes model. For the six month period ended June 30, 2004 the Company recorded a compensation charge of $316,275. Included in this amount is $1,736 associated with options granted to consultants. The options to the consultants vest at 25% every three months. As of June 30, 2004, $1,736 related to amounts not yet vested has been deferred.

The following assumptions were used for the Black-Scholes model:

2004
Risk free rates	2.38%
Dividend yield	0%
Expected volatility	126%
Weighted average expected stock option life	5 yrs

Kodiak Oil & Gas Corp.
Notes to the Interim Consolidated Financial Statements
June 30, 2005
(Stated in US Dollars)
(Unaudited – Prepared by Management) – Page 3

Note 3	Share Capital – Note 6 – (cont’d

c)	Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

The weighted average fair value at the date of grant for stock options granted is as follows:

2004
Weighted average fair value per share(CDN$)	$ 0.30
Total options granted and vested	1,037,500
Total weighted average fair value of options granted	$ 314,538

Stock option plan transactions are summarized as follows:

	Number of Options	(CDN$) Weighted Average Exercise Price

Balance outstanding at December 31, 2004	3,138,500	$0.47
Options exercised	(100,000)	0.15

Balance outstanding at June 30, 2005	3,038,500	$0.48

Options exercisable at June 30, 2005	2,537,500

At June 30, 2005, share purchase options outstanding are as follows:

(CDN $) Exercise Price	Number of Shares	Expiry Date
$0.15	100,000	December 6, 2006
$0.15	1,187,000	December 4, 2008
$0.50	1,000,000	March 1, 2009
$1.00	751,500	August 23, 2009

	3,038,500

Kodiak Oil & Gas Corp.
Notes to the Interim Consolidated Financial Statements
June 30, 2005
(Stated in US Dollars)
(Unaudited – Prepared by Management) – Page 4

Note 3	Share Capital – Note 6 – (cont’d

c)	Commitments: – (cont’d)

Share Purchase Warrants

Share purchase warrant transactions are summarized as follows:

	Number of Warrants	(CDN$) Average Exercise Price

Balance, December 31, 2004	3,803,929	$0.87
Warrants exercised	(935,257)	$0.50
Warrants expired	(44,029)	$0.50

Balance, June 30, 2005	2,824,643	$1.00

At June 30, 2005, share purchase warrants outstanding are as follows:

(CDN $) Exercise Price	Number of warrants Outstanding	Expiry Date
$1.00	2,824,643	August 25, 2005

Note 4	Related Party Transactions

The Company incurred the following amounts charged by directors and officers of the Company and a private company with common directors:

	Six months ended June 30
	2005	2004

Office and general	$ --	$ 850
Rent	--	1,650
Salaries and payroll taxes	--	10,000

	$ --	$12,500

Kodiak Oil & Gas Corp.
Notes to the Interim Consolidated Financial Statements
June 30, 2005
(Stated in US Dollars)
(Unaudited – Prepared by Management) – Page 5

Note 4	Related Party Transactions – (cont’d)

The charges were measured by the exchange amount which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Effective February 1, 2004, the Company commenced paying salaries to its two employees and assumed responsibility for all office expenses.

During the year ended December 31, 2003, the Company had entered into an interest bearing note payable to CP Resources LLC, effective July 3, 2003, for US$264,000 for its share of the drilling costs incurred on the initial two wells on the Pacific Rim Prospect. Interest is payable at a rate of 1% over the Wells Fargo Bank prime rate. The promissory note and accrued interest of $8,824 was paid during February 2004.

KODIAK OIL & GAS CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

(Stated in US Dollars)

(Unaudited – Prepared by Management)

The  accompanying financial statements for the periods ended June 30, 2005 and 2004 have not been reviewed or audited by the Corporations’ auditor.

KODIAK OIL & GAS CORP.
INTERIM CONSOLIDATED BALANCE SHEETS
June 30, 2005 and December 31, 2004
(Stated in US Dollars)
(Unaudited – Prepared by Management)

	June 30, 2005	December 31, 2004

ASSETS
Current Assets
Cash and cash equivalents	$ 4,662,973	$ 2,702,763
Accounts receivable	307,446	3,180
Other receivables	44,182	19,385
Prepaid drilling	770,000	--
Other prepaid expenses	30,534	31,417

Total Current Assets	5,815,135	2,756,745

Property and Equipment
Oil and gas properties - Note 2	6,230,836	2,357,601
Equipment net of depreciation	93,297	93,140

	6,324,133	2,450,741

Total Assets	$ 12,139,268	$ 5,207,486

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$ 836,975	$ 328,570
Accrued liabilities	29,800	40,438

Total Current Liabilities	866,775	369,008

Shareholders’ Equity
Share capital – Note 3	15,408,461	8,158,487
Contributed surplus – Note 3	504,527	504,527
Deficit	(4,640,495)	(3,824,536)

	11,272,493	4,838,478

Total Liabilities and Stockholders’ Equity	$ 12,139,268	$ 5,207,486

SEE ACCOMPANYING NOTES

KODIAK OIL & GAS CORP.
INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the three and six months ended June 30, 2005 and 2004
(Stated in US Dollars)
(Unaudited — Prepared by Management)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004

Revenues
Gas sales	$ 13,545	$ --	$ 13,545	$ --

Costs and Expenses
Production costs	63,633	--	74,347	--
General and Administrative Expenses
Salaries and payroll taxes - Note 4	190,546	51,706	361,128	96,943
Office and general - Note 4	48 956	36,465	85,648	42,438
Investor relations	40 493	12,815	60,137	28,915
Rent – Note 4	11,845	4,723	23,706	10,108
Legal fees	6,931	7,186	21,737	19,826
Accounting and other fees	15,818	12,889	24,442	22,250
Travel and accommodation	9,005	8,872	24,674	15,319
Depreciation	7,216	3,578	13,732	3,578

Total Costs and Expenses	394,443	138,234	689,551	239,377

Loss from operations before other items	(380,898)	(138,234)	(676,006)	(239,377)
Other items:
Gain / (Loss) on currency exchange	(130,655)	(12,612)	(171,278)	6,313
Interest income	22,677	--	31,325	--
Stock based compensation	--	(1,736)	--	(316,275)

Net loss for the period	(488,876)	(152,582)	(815,959)	(549,339)

Deficit, beginning of the period	(4,151,619)	(3,159,193)	(3,824,536)	(2,762,436)

Deficit, end of the period	$(4,640,495)	$(3,311,775)	$(4,640,495)	$(3,311,775)

Basic loss per share	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.01)

SEE ACCOMPANYING NOTES

KODIAK OIL & GAS CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and six months ended June 30, 2005 and 2004
(Stated in US Dollars)
(Unaudited — Prepared by Management)

	Three months ended June 30		Six months ended June 30
	2005	2004	2005	2004

Operating Activities
Net loss for the period	$ (488,876)	$ (152,582)	$ (815,959)	$ (549,339)
Add item not affecting cash:
Depreciation	7,216	3,578	13,732	3,578
Stock based compensation	--	1,736	--	316,275

	(481,660)	(147,268)	(802,227)	(229,486)
Changes in non-cash working capital
items related to operations:
Accounts receivable	(203,212)	--	(304,266)	--
Other receivables	(16,132)	(30,604)	(24,797)	(32,734)
Prepaid drilling	(773,082)	--	(770,000)	--
Other prepaid expenses	(6,908)	(10,042)	883	(10,042)
Accrued liabilities	(16,561)	112	(10,639)	1,245
Accounts payable	653,137	(224,438)	508,405	100,886
Due to related party	--	(41,674)	--	(305,900)

Net cash used by operating activities	(844,418)	(453,914)	(1,402,641)	(476,031)
Investing Activities
Oil and gas properties	(2,232,204)	(155,589)	(3,873,235)	(512,369)
Equipment	(13,889)	(34,080)	(13,889)	(71,554)

Net cash used for investing activities	(2,246,093)	(189,669)	(3,887,124)	(583,923)
Financing Activity
Proceeds from the issuance of shares,
net of issuance costs	12,122	190,943	7,249,975	2,926,031

Increase (decrease) in cash
during the period	(3,078,389)	(452,640)	1,960,210	1,866,077
Cash beginning of the period	7,741,362	2,338,624	2,702,763	19,907

Cash end of the period	$ 4,662,973	$ 1,885,984	$ 4,662,973	$ 1,885,984

SEE ACCOMPANYING NOTES

KODIAK OIL & GAS CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2005
(Stated in US Dollars)
(Unaudited – Prepared by Management)

Note 1	Interim Reporting

While the information presented in the accompanying consolidated interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. The consolidated interim statements follow the same accounting policies and method of their application as the Company’s December 31, 2004 annual financial statements. These consolidated interim statements should be read in conjunction with the Company’s audited financial statements and notes thereto for the year ended December 31, 2004.

Note 2	Oil and Gas Properties

	Balance December 31, 2004	Additions	Balance June 30, 2005

Acquisition cost
Property costs	$753,173	$2,676,201	$3,429,374
Exploration costs
Drilling and completion	1,604,428	1,197,034	2,801,462

Total Oil and Gas Properties	$2,357,601	$3,873,235	$6,230,836

No depletion was calculated for the period ended June 30, 2005 as the Company commenced gas production in June 2005 and the produced quantities were not material. The Company intends to calculate depreciation by units of production method based on proved reserves commencing the quarter ending September 30, 2005. No depreciation, depletion or amortization was recorded during the period ended June 30, 2004, since the Company did not have production.

Kodiak Oil & Gas Corp.
Notes to the Interim Consolidated Financial Statements
June 30, 2005
(Stated in US Dollars)
(Unaudited – Prepared by Management) – Page 2

Note 3	Share Capital – Note 6

a)	Authorized:

100,000,000 common shares without par value

b) Issued:	Number	$

Balance, December 31, 2004	33,875,283	8,158,487
For cash:
– pursuant to private placement–at CDN$0.86	10,000,000	7,151,766
Less: share issue costs	--	(292,371)
– pursuant to exercise of warrants–at CDN$0.50	65,000	26,410
– pursuant to broker warrants–at CDN$0.50	870,257	352,046
– pursuant to exercise of options–at CDN$0.15	100,000	12,123

Balance June 30, 2005	44,910,540	15,408,461

c)	Commitments:

Stock-based Compensation Plan

Effective for the year ended December 31, 2003, the Company had adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes model. For the six month period ended June 30, 2004 the Company recorded a compensation charge of $316,275. Included in this amount is $1,736 associated with options granted to consultants. The options to the consultants vest at 25% every three months. As of June 30, 2004, $1,736 related to amounts not yet vested has been deferred.

The following assumptions were used for the Black-Scholes model:

2004
Risk free rates	2.38%
Dividend yield	0%
Expected volatility	126%
Weighted average expected stock option life	5 yrs

Kodiak Oil & Gas Corp.
Notes to the Interim Consolidated Financial Statements
June 30, 2005
(Stated in US Dollars)
(Unaudited – Prepared by Management) – Page 3

Note 3	Share Capital – Note 6 – (cont’d

c)	Commitments: – (cont’d)

Stock-based Compensation Plan – (cont’d)

The weighted average fair value at the date of grant for stock options granted is as follows:

2004
Weighted average fair value per share(CDN$)	$ 0.30
Total options granted and vested	1,037,500
Total weighted average fair value of options granted	$ 314,538

Stock option plan transactions are summarized as follows:

	Number of Options	(CDN$) Weighted Average Exercise Price

Balance outstanding at December 31, 2004	3,138,500	$0.47
Options exercised	(100,000)	0.15

Balance outstanding at June 30, 2005	3,038,500	$0.48

Options exercisable at June 30, 2005	2,537,500

At June 30, 2005, share purchase options outstanding are as follows:

(CDN $) Exercise Price	Number of Shares	Expiry Date
$0.15	100,000	December 6, 2006
$0.15	1,187,000	December 4, 2008
$0.50	1,000,000	March 1, 2009
$1.00	751,500	August 23, 2009

	3,038,500

Kodiak Oil & Gas Corp.
Notes to the Interim Consolidated Financial Statements
June 30, 2005
(Stated in US Dollars)
(Unaudited – Prepared by Management) – Page 4

Note 3	Share Capital – Note 6 – (cont’d

c)	Commitments: – (cont’d)

Share Purchase Warrants

Share purchase warrant transactions are summarized as follows:

	Number of Warrants	(CDN$) Average Exercise Price

Balance, December 31, 2004	3,803,929	$0.87
Warrants exercised	(935,257)	$0.50
Warrants expired	(44,029)	$0.50

Balance, June 30, 2005	2,824,643	$1.00

At June 30, 2005, share purchase warrants outstanding are as follows:

(CDN $) Exercise Price	Number of warrants Outstanding	Expiry Date
$1.00	2,824,643	August 25, 2005

Note 4	Related Party Transactions

The Company incurred the following amounts charged by directors and officers of the Company and a private company with common directors:

	Six months ended June 30
	2005	2004

Office and general	$ --	$ 850
Rent	--	1,650
Salaries and payroll taxes	--	10,000

	$ --	$12,500

Kodiak Oil & Gas Corp.
Notes to the Interim Consolidated Financial Statements
June 30, 2005
(Stated in US Dollars)
(Unaudited – Prepared by Management) – Page 5

Note 4	Related Party Transactions – (cont’d)

The charges were measured by the exchange amount which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

Effective February 1, 2004, the Company commenced paying salaries to its two employees and assumed responsibility for all office expenses.

During the year ended December 31, 2003, the Company had entered into an interest bearing note payable to CP Resources LLC, effective July 3, 2003, for US$264,000 for its share of the drilling costs incurred on the initial two wells on the Pacific Rim Prospect. Interest is payable at a rate of 1% over the Wells Fargo Bank prime rate. The promissory note and accrued interest of $8,824 was paid during February 2004.